Exhibit 99.2

This document is important and requires your immediate attention

Scheme Document

Unification of Shell Transport and
Royal Dutch and Cancellation and Repayment of the Shell Transport Preference Shares

If you are in any doubt as to the action you should take, you are recommended to seek your own personal financial advice immediately from a financial adviser authorised pursuant to FSMA if you are in the United Kingdom or, if you are not, from another appropriately authorised financial adviser.

Subject to the restrictions set out below, if you have sold or transferred all of your Shell Transport Ordinary Shares, Shell Transport Bearer Warrants, Shell Transport First Preference Shares, Shell Transport Second Preference Shares and/or Shell Transport ADRs, please forward this document, together with the accompanying documents, as soon as possible to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for onward delivery to the purchaser or transferee.

THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITY, NOR SHALL THERE BE ANY SALE, ISSUANCE OR TRANSFER OF THE SECURITIES REFERRED TO IN THIS DOCUMENT IN ANY JURISDICTION IN CONTRAVENTION OF APPLICABLE LAW.

THIS DOCUMENT IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART INTO ITALY OR JAPAN. In addition, the distribution of this document in jurisdictions other than England, The Netherlands or the US may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdictions.

Information for Shell Transport Shareholders resident in New Zealand and in other overseas jurisdictions is set out in Part 4 of this document.

This document and the accompanying documents have been prepared for the purpose of complying with English law and the UK City Code on Takeovers and Mergers and the information disclosed may not be the same as that which would have been disclosed if this document or the accompanying documents had been prepared in accordance with the laws of jurisdictions outside England.

Overseas shareholders should consult their own legal and tax advisers with respect to the legal and tax consequences of the Scheme in their particular circumstances.

Citigroup Global Markets Limited (“Citigroup”), which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting for Royal Dutch Shell, Shell Transport and Royal Dutch and no one else in connection with the Transaction and will not be responsible to anyone other than Royal Dutch Shell, Shell Transport and Royal Dutch for providing the protections afforded to clients of Citigroup, or for providing advice in relation to the Transaction.

NM Rothschild & Sons Limited (“Rothschild”), which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting for Royal Dutch Shell, Shell Transport and Royal Dutch and no one else in connection with the Transaction and will not be responsible to anyone other than Royal Dutch Shell, Shell Transport and Royal Dutch for providing the protections afforded to clients of Rothschild, or for providing advice in relation to the Transaction.

Deutsche Bank AG London (“Deutsche Bank”), which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting for Shell Transport and no one else in connection with the Transaction and will not be responsible to anyone other than Shell Transport for providing the protections afforded to clients of Deutsche Bank, or for providing advice in relation to the Transaction.

UNIFICATION OF SHELL TRANSPORT AND ROYAL DUTCH

This document explains the recommended proposals for the unification of Shell Transport and Royal Dutch under a single new parent company, Royal Dutch Shell plc. These proposals were first announced on 28 October 2004 and a copy of that announcement was sent to you by the Chairman of Shell Transport on 2 November 2004. The effect of the proposed unification can be illustrated as follows:

Before	After

Under the terms of the proposed unification, you are being offered:

For every one Shell Transport Ordinary Share	0.287333066 “B” Shares in Royal Dutch Shell
For every one Shell Transport ADR	0.861999198 “B” ADRs in Royal Dutch Shell

The proposed unification will not affect your proportionate economic interest in the Royal Dutch/Shell Group (subject to fractional entitlements).

The Chairman’s letter in Part 1 of this document and the Explanatory Statement in Part 2 of this document provide a more detailed explanation of these proposals. The letter from the Chairman also includes a recommendation of the Shell Transport Directors to vote in favour of these proposals.

This document is accompanied by an Information Leaflet which sets out the actions you are asked to take based on the types of security Shell Transport believes you hold. If you hold any other types of security in Shell Transport not referred to in the Information Leaflet, you should contact the shareholder helpline, details of which are set out below, for assistance. If you hold more than one type of security in Shell Transport, you may receive more than one Information Leaflet. The Information Leaflets will be different as they relate to different types of security. You should therefore read all the Information Leaflets that you receive.

WHAT YOU SHOULD DO NOW

•	Review this document

•	Read the Information Leaflet and take the actions described in it

•	If you have any queries, call our shareholder helpline

SHAREHOLDER HELPLINE

Freephone 0800 169 1679

(+44 1903 276 323, if you are calling from outside the UK)

Monday to Friday, 8.30 a.m. to 5.30 p.m.

or, if you are a holder of Shell Transport ADRs, for questions related to action to be taken, call

Toll free 1-888-269-2377 (+1-610-382-7836, if you are calling from outside the US)
or for questions related to this document, call
Toll free 1-877-278-6357 (+1-212-440-9800, if you are calling from outside the US)
Monday to Friday, 8.30 a.m. to 6.00 p.m. (New York City time)

Note: For legal reasons, the shareholder helpline will only be able to provide information contained in this document or the Listing Particulars and practical information about how to complete the various forms. It will be unable to give advice on the merits of the Transaction (or the cancellation and repayment of the Shell Transport Preference Shares) or to provide financial or taxation advice.

EXPECTED TIMETABLE

	2005

Shell Transport annual general meeting	11.00 a.m. on 28 June	(1)

Court Meeting	12.00 noon on 28 June	(2)

Shell Transport EGM	12.10 p.m. on 28 June	(3)

Hearing of petition to sanction the Scheme	10.30 a.m. on 19 July

Last day of dealings in Shell Transport Ordinary Shares and Shell Transport ADRs	19 July	(4)

Scheme Record Time	6.00 p.m. on 19 July	(4)

Effective Date	20 July	(4),(5)

Commencement of dealings in Royal Dutch Shell Shares on the London Stock Exchange(6) and on Euronext Amsterdam	8.00 a.m. (9.00 a.m. Amsterdam time) on 20 July	(4)

Crediting of “B” Shares to CREST accounts	20 July	(4)

Commencement of trading of Royal Dutch Shell ADRs on the New York Stock Exchange	9.30 a.m. (New York City time) on 20 July	(4)

(1)	Notices, forms of proxy and other papers relating to the Shell Transport annual general meeting will be sent separately to Shell Transport Ordinary Shareholders.

(2)	Or as soon thereafter as the Shell Transport annual general meeting is concluded or adjourned.

(3)	Or as soon thereafter as the Court Meeting is concluded or adjourned.

(4)	These dates are indicative only and will depend, inter alia, on the date upon which the High Court sanctions the Scheme.

(5)	Or as soon thereafter as the Order has been registered with the Registrar of Companies.

(6)	And admission to the Official List.

All references in this document to time are to London time (i.e. GMT + 1) unless otherwise stated.

PART 1

LETTER FROM THE CHAIRMAN OF THE “SHELL” TRANSPORT AND

TRADING COMPANY, P.L.C.

The “Shell” Transport and Trading Company, p.l.c.

Shell Centre
London SE1 7NA
United Kingdom
Registered as a public limited company in England and Wales under registered number 54485

Directors:

Lord Oxburgh (Chairman)

Malcolm Brinded (Managing Director)
Peter Voser (Managing Director and Chief Financial Officer)
Teymour Alireza (Non-executive director)
Sir Peter Burt (Non-executive director)
Dr Eileen Buttle (Non-executive director)
Luis Giusti (Non-executive director)
Mary (Nina) Henderson (Non-executive director)
Sir Peter Job (Non-executive director)
Lord Kerr of Kinlochard (Non-executive director)
Sir Mark Moody-Stuart (Non-executive director)

19 May 2005

To:	Shell Transport Shareholders, Shell Transport ADR holders, participants in the Shell Transport Nominee Service and investors in the Shell Transport PEP and/or Shell Transport ISA and, for information only, to Sharesave Optionholders, participants in the SAESOP and participants in the US in US Registered Plans.

Dear Shareholder,

Unification of Shell Transport and Royal Dutch and cancellation and repayment of the Shell Transport Preference Shares

1.     Introduction

I am pleased to be writing to you to set out the final proposals for the unification of Shell Transport and Royal Dutch under a single new parent company, Royal Dutch Shell plc. These proposals will be voted on by Shell Transport Shareholders at the meetings to be held on the same day as the 2005 annual general meeting, 28 June 2005. Details in respect of the Shell Transport annual general meeting will be sent to you separately.

The purpose of this document is to provide you with brief details of the Transaction and the proposed cancellation and repayment of the Shell Transport Preference Shares, and to allow you to take the necessary action in relation to these matters. However, for those who require or would like additional information, two longer documents have been prepared (the Long Form Scheme Document, which contains the Scheme, and the Listing Particulars). These documents are available on request by completing and returning the enclosed Document Request Form, in accordance with the instructions printed on it, to the Shell Transport Registrars. Both documents are also available on our website at www.shell.com/unification. In order to obtain a more detailed picture of the Transaction and the associated proposals, you should read this document in conjunction with the Long Form Scheme Document and the Listing Particulars.

You will find definitions for certain words used in this letter and the rest of this document in Part 5 of this document.

2.     Contents of this document

I draw your attention to the explanatory statement prepared by Citigroup and Rothschild which appears in Part 2 of this document. The explanatory statement contains, among other things, an explanation of the terms of the unification proposals and the manner in which they are intended to be implemented. Completion is expected to take place on 20 July 2005.

Information for Shell Transport Shareholders resident outside the United Kingdom is set out in Part 4 of this document. The notices of the Court Meeting and the Shell Transport EGM are contained in Parts 6 and 7, respectively, of this document.

3.     Background to and reasons for the Transaction

3.1    Background

Following the announcements made on 5 March 2004, 18 March 2004 and 17 June 2004, a review of the structure and overall governance of Shell Transport, Royal Dutch and the Royal Dutch/ Shell Group was carried out by a steering group drawn from the Shell Transport Board and the Royal Dutch Boards.

The Shell Transport Board and the Royal Dutch Boards carefully considered the results of the review and the options for the future structure of the Royal Dutch/ Shell Group and unanimously agreed, in principle, to recommend the Transaction to their shareholders together with reforms of governance and management, announcing their decision to that effect on 28 October 2004.

3.2    Reasons for the Transaction

The Shell Transport Board believes that the Transaction and the governance proposals announced on 28 October 2004 will deliver significant benefits, including:

(i)	Increased clarity and simplicity of governance

A clearer and simpler governance structure, including a single, smaller board and a simplified senior management structure with a single non-executive Chairman, a single Chief Executive and clear lines of authority.

(ii)	Increased management efficiency

Increased efficiency of decision-making and management processes generally, including through the elimination of dual corporate headquarters in favour of a single corporate headquarters, the elimination of duplication and the centralisation of functions.

(iii)	Increased accountability

The fact that the Executive Committee will report through the Chief Executive to a single board with a single non-executive Chairman is expected to improve the accountability of the board and management to all shareholders and to clarify lines of authority.

(iv)	Flexibility in issuing equity and debt

Having a single publicly traded entity is expected to facilitate equity and debt issuances, including on a SEC-registered basis.(1)

4.     Cancellation and repayment of Shell Transport Preference Shares

In conjunction with the implementation of the Transaction, Shell Transport proposes to cancel and repay the Shell Transport Preference Shares as:

•	it is intended that no Shell Transport Shares should be listed following Completion; and

•	the cancellation and repayment of the Shell Transport Preference Shares will simplify the capital structure of Shell Transport and will remove a possible issue relating to the payment

(1)	Any future issue of additional “B” Shares will only be made after prior consultation with the Dutch Revenue Service.

of dividends by Royal Dutch Shell in the future, including to former holders of Shell Transport Ordinary Shares.

Assuming that the special resolutions relating to the Shell Transport Preference Shares are passed at the Shell Transport EGM and subject to the sanction of the High Court:

(i)	in consideration for the cancellation of the Shell Transport First Preference Shares, holders of Shell Transport First Preference Shares at the Cancellation and Repayment Record Time will receive from Shell Transport, for each Shell Transport First Preference Share, £1.0448 (subject to rounding) comprising:

•	the £1 of capital paid up on such share;

•	a premium of £0.0284 calculated by reference to the average share price of the Shell Transport First Preference Shares (adjusted to take account of unpaid arrears of dividend down to the dividend payment date on 1 April 2005) in the six months preceding 18 April 2005 (being the date thirty clear days before the date of the notice convening the Shell Transport EGM); and

•	£0.0164, being the fixed dividend on such share down to the date of the repayment of capital (which is expected to be 19 July 2005); and

(ii)	in consideration for the cancellation of the Shell Transport Second Preference Shares, holders of Shell Transport Second Preference Shares at the Cancellation and Repayment Record Time will receive from Shell Transport, for each Shell Transport Second Preference Share, £1.4735 (subject to rounding) comprising:

•	the £1 of capital paid up on such share;

•	a premium of £0.4410 calculated by reference to the average share price of the Shell Transport Second Preference Shares (adjusted to take account of unpaid arrears of dividend down to the dividend payment date on 1 February 2005) in the six months preceding 18 April 2005 (being the date thirty clear days before the date of the notice convening the Shell Transport EGM); and

•	£0.0325, being the fixed dividend on such share down to the date of the repayment of capital (which is expected to be 19 July 2005).

Amounts payable to holders of Shell Transport Preference Shares in respect of the premium and the fixed dividend will each be rounded up to the nearest whole pence.

The figures set out above have been calculated on the assumption that payment to the holders of Shell Transport Preference Shares takes place on 19 July 2005. If payment takes place after 19 July 2005, the amount to be received by the holders of Shell Transport Preference Shares will increase (to reflect the resulting increased dividend entitlement).

The figures set out above have also been calculated in accordance with the Shell Transport Articles save that the share price data necessary to derive the premium payable in respect of the Shell Transport First Preference Shares has, for the period following 20 January 2005, been taken from Datastream rather than the London Stock Exchange Daily Official List. This is because the London Stock Exchange Daily Official List ceased to quote prices for the Shell Transport First Preference Shares on 20 January 2005. The Shell Transport Board does not consider that this should result in any disadvantage to the holders of Shell Transport First Preference Shares.

The terms of the cancellation and repayment of the Shell Transport First Preference Shares and the Shell Transport Second Preference Shares represent a premium to their respective market prices prior to the announcement of their proposed cancellation and a premium to their par values. The cancellation and repayment provides holders with an opportunity to crystallise value in an illiquid and undated security.

Information regarding UK taxation in respect of the cancellation and repayment of the Shell Transport Preference Shares is set out in paragraph 3 of Part 4 of this document.

Holders of Shell Transport Preference Shares are entitled to attend and vote at the Shell Transport EGM at which special resolutions in respect of the cancellation and repayment of the Shell Transport Preference Shares will be proposed. Shell Transport Ordinary Shareholders will also be able to vote on these special resolutions.

Completion of the Transaction is conditional on the cancellation and repayment of the Shell Transport Preference Shares, although this condition can be waived if necessary and appropriate.

5.     Current trading and prospects

Information for the three months ended 31 March 2005 was included in the Royal Dutch/ Shell Group’s unaudited quarterly results announcement on 28 April 2005. Such information is also set out in Part XVI of the Listing Particulars.

From 31 March 2005 to 13 May 2005 (being the last practicable date prior to the publication of this document), the Royal Dutch/ Shell Group has continued to trade in line with the expectations of the Shell Transport Board.

The Shell Transport Board remains confident in the outlook and prospects for the RDS Group for the current financial year.

6.     Royal Dutch/ Shell Group Share Plans

Appropriate proposals will be made to the holders of options or other rights over Shell Transport Ordinary Shares under the Royal Dutch/ Shell Group Share Plans. Documentation containing details of the impact of the Transaction as far as holders of options or other rights are concerned will be sent to such holders on or about the date of this document.

7.     Further information

If you require or would like further information, the Long Form Scheme Document and the Listing Particulars are available on request by completing and returning the enclosed Document Request Form, in accordance with the instructions printed on it, to the Shell Transport Registrars. Both documents are also available on our website at www.shell.com/unification. The Long Form Scheme Document contains the Scheme, as well as further information on other matters referred to in this document, including a more detailed explanation of the exchange terms, further information on taxation and the dividend access mechanism referred to in Part 2 of this document and information regarding the Royal Dutch/ Shell Group Share Plans.

8.     Action to be taken

The Shell Transport Board is seeking approval of the Scheme at the Court Meeting, convened by order of the High Court, and at the related Shell Transport EGM. We are also seeking approval, at the Shell Transport EGM, for the cancellation and repayment of the Shell Transport Preference Shares.

The Court Meeting is to be held at 12.00 noon on 28 June 2005 (or as soon thereafter as the Shell Transport annual general meeting is concluded or adjourned) and the Shell Transport EGM is to be held at 12.10 p.m. on 28 June 2005 (or as soon thereafter as the Court Meeting is concluded or adjourned).

IF THE SCHEME BECOMES EFFECTIVE, IT WILL BE BINDING ON ALL HOLDERS OF SCHEME SHARES, INCLUDING ANY HOLDERS WHO DID NOT VOTE TO APPROVE THE SCHEME.

Your support is important to us and I encourage you to vote in favour of the resolutions to be proposed at the Court Meeting and the Shell Transport EGM by taking the actions set out in the Information Leaflet which was sent to you with this document.

If you have any queries relating to this document or the return of the enclosed forms, please phone our shareholder helpline on the number set out on page 1 of this document.

Please refer to the Information Leaflet which provides detailed information in relation to attendance and voting at these meetings.

9.     Recommendations

The Shell Transport Directors, who have been so advised by Deutsche Bank, consider the terms of the Transaction to be fair and reasonable for Shell Transport Ordinary Shareholders. In providing advice to the Shell Transport Directors, Deutsche Bank has taken into account the commercial assessments of the Shell Transport Directors.

The Shell Transport Directors consider the resolutions to be proposed at the Shell Transport EGM to be in the best interests of the Shell Transport Shareholders as a whole.

Accordingly, the Shell Transport Directors unanimously recommend that Shell Transport Ordinary Shareholders vote, and that holders of Shell Transport ADRs instruct the Shell Transport ADR Depositary to vote, in favour of the resolution to be proposed at the Court Meeting and that Shell Transport Shareholders vote, and that holders of Shell Transport ADRs instruct the Shell Transport ADR Depositary to vote, in favour of the resolutions to be proposed at the Shell Transport EGM as they intend to do in respect of their own beneficial shareholdings which, on 13 May 2005 (being the last practicable date prior to the publication of this document), amounted to 740,449 Shell Transport Ordinary Shares and 11,400 Shell Transport ADRs in aggregate, representing 0.007829 per cent. of the issued share capital of Shell Transport.

Yours sincerely

Lord Oxburgh

Chairman

PART 2

EXPLANATORY STATEMENT

(in compliance with section 426 of the Companies Act)

19 May 2005

To:	Shell Transport Shareholders, Shell Transport ADR holders, participants in the Shell Transport Nominee Service and investors in the Shell Transport PEP and/or Shell Transport ISA and, for information only, to Sharesave Optionholders, participants in the SAESOP and participants in the US in US Registered Plans.

Dear Shareholder,

UNIFICATION OF SHELL TRANSPORT AND ROYAL DUTCH

1.     Introduction

We have been authorised by the Shell Transport Directors to write to you to explain the terms of the Transaction and, in particular, the Scheme and to provide you with other relevant information. Statements made in this letter which refer to the benefits of the Transaction and intentions and expectations regarding Royal Dutch Shell reflect the beliefs of the Shell Transport Directors.

2.     Summary of Transaction terms

2.1    Summary terms

The Transaction will result in Royal Dutch Shell becoming the parent company of Shell Transport and Royal Dutch. The Transaction is to be effected (i) by way of a scheme of arrangement of Shell Transport under section 425 of the Companies Act; and (ii) by way of an exchange offer by Royal Dutch Shell for the Royal Dutch Shares.

Royal Dutch Shell will have two classes of ordinary shares, “A” Shares and “B” Shares. Shell Transport Ordinary Shareholders and holders of Shell Transport Bearer Warrants are being offered “B” Shares under the Scheme and holders of Shell Transport ADRs are being offered “B” ADRs. With the exception of holders of Royal Dutch New York Registered Shares who are being offered “A” ADRs, Royal Dutch Shareholders are being offered “A” Shares under the Royal Dutch Offer.

The “A” Shares and the “B” Shares will have identical rights except in relation to the Dividend Access Mechanism (described further below in paragraph 4.2).

2.2    Exchange terms

The terms of the Transaction reflect the current 60:40 ownership of the Royal Dutch/ Shell Group by Royal Dutch and Shell Transport. The Transaction seeks to ensure that Shell Transport Ordinary Shareholders, holders of Shell Transport Bearer Warrants, holders of Shell Transport ADRs and Royal Dutch Shareholders are offered Royal Dutch Shell Shares or Royal Dutch Shell ADRs representing the equivalent economic interest in the RDS Group on implementation of the Transaction as their existing shares or ADRs represent in the Royal Dutch/ Shell Group.

Accordingly, Shell Transport Ordinary Shareholders, holders of Shell Transport Bearer Warrants and holders of Shell Transport ADRs will each receive, respectively:

for each Shell Transport Ordinary Share(1)	0.287333066 “B” Shares
for each Shell Transport ADR	0.861999198 “B” ADRs

The exchange ratios have been calculated so as to ensure that, assuming full acceptance of the Royal Dutch Offer, the “A” Shares will represent 60 per cent. of the issued ordinary share capital of Royal Dutch Shell and the “B” Shares 40 per cent.

2.3    Fractional entitlements

As a result of the exchange ratios, some Shell Transport Ordinary Shareholders and holders of Shell Transport Bearer Warrants and Shell Transport ADRs may be entitled to fractions of “B” Shares or “B” ADRs (as appropriate). However, such fractions will not be allotted or issued to such persons, but will be aggregated and sold in the market on their behalf as soon as possible following the Effective Date at the best price which can reasonably be obtained at the time of sale. The net proceeds of such sale (after the deduction of all expenses and commissions incurred in connection with such sale) shall be paid to the persons entitled to them in accordance with their fractional entitlements. In the absence of bad faith or wilful default, none of Royal Dutch Shell, Shell Transport or the Royal Dutch Shell “B” ADR Depositary shall have any liability for any loss or damage arising as a result of the timing or terms of such sale.

Anyone entitled to receive any net proceeds of sale of fractional entitlements will receive a cheque in due course in respect of such net proceeds. Shell Transport Ordinary Shareholders and holders of Shell Transport Bearer Warrants who receive cheques may, if they wish, choose to donate the amount of their cheque to ShareGift. ShareGift is a share donation charity which collects donations for the benefit of other UK charities. All the proceeds donated to ShareGift by holders of Shell Transport Ordinary Shares and Shell Transport Bearer Warrants will be pooled and the funds used by ShareGift’s trustees to support a range of other UK charities, covering a broad spectrum of local, national and international work. ShareGift has been able to donate millions of pounds to hundreds of different charities as a result of donations of unwanted shares and small cash amounts.

Any Shell Transport Ordinary Shareholders or holders of Shell Transport Bearer Warrants who wish to donate the net proceeds of sale of their fractional entitlements to ShareGift should follow the instructions which will be enclosed with their cheques.

2.4    Implementation and conditions

The Transaction is to be implemented in accordance with the Implementation Agreement. Unless the Scheme becomes effective by not later than 31 December 2005, or such later date as Royal Dutch Shell, Shell Transport and Royal Dutch may agree and the High Court may allow, the Scheme will not become effective and the Transaction will not proceed.

The Transaction can only become effective if (i) all the conditions to the Scheme, and (ii) all the conditions to the Royal Dutch Offer have, in each case, been satisfied or, to the extent permitted by applicable law and the Implementation Agreement, waived. In addition, Shell Transport has undertaken not to proceed with the Scheme and to withdraw the Scheme in the event that, prior to the Hearing Date, the Implementation Agreement is terminated in accordance with its terms.

2.5    Settlement

All “B” Shares will initially be in uncertificated form which means that no share certificates will initially be issued in respect of them. Instead, “B” Shares to which holders of certificated Shell Transport Ordinary Shares and holders of Shell Transport Bearer Warrants are entitled under the Scheme will be issued on the Effective Date to the RDS Corporate Nominee which will hold them on their behalf. Within fourteen days of the Effective Date, a statement of entitlement will be sent to each person who holds

(1)	Including Shell Transport Ordinary Shares to which holders of Shell Transport Bearer Warrants are entitled.

certificated Shell Transport Ordinary Shares at the Scheme Record Time or Shell Transport Bearer Warrants (provided that those warrants were on deposit with the Shell Transport Registrars at the Effective Date) detailing the number of “B” Shares which the RDS Corporate Nominee holds on his or her behalf. Any person whose “B” Shares are held on his or her behalf by the RDS Corporate Nominee may request, at any time, that the “B” Shares to which he or she is entitled be transferred into his or her own name as the registered holder and that he or she be sent a share certificate in respect of those “B” Shares. A form to allow a person to make such a request will be sent to each person holding “B” Shares through the RDS Corporate Nominee with his or her statement of entitlement.

On the Effective Date, “B” Shares to which holders of uncertificated Shell Transport Ordinary Shares are entitled under the Scheme will be issued to them through CREST.

“B” ADRs will be issued on the Effective Date on behalf of each person holding Shell Transport ADRs at the Depositary Record Time. The “B” ADRs will not be registered in the name of such person until he or she returns the letter of transmittal, which will be sent to him or her separately by the Shell Transport ADR Depositary, together with the certificate in respect of his or her Shell Transport ADRs.

3.     Overview of Royal Dutch Shell

3.1    New corporate structure

Royal Dutch Shell is incorporated in England and Wales, headquartered in The Netherlands and resident in The Netherlands for UK and Dutch tax purposes.

3.2    Directors of Royal Dutch Shell

Royal Dutch Shell has a single tier board of directors headed by a non-executive Chairman, with management led by a Chief Executive. The Royal Dutch Shell Board comprises:

•	Aad Jacobs, Chairman and Chairman of the Nomination and Succession Committee(3)

•	Lord Kerr of Kinlochard, Deputy Chairman (and senior independent Non-executive director)(1),(3)

•	Jeroen van der Veer, Chief Executive

•	Peter Voser, Chief Financial Officer

•	Malcolm Brinded, Executive director, Exploration and Production

•	Linda Cook, Executive director, Gas & Power

•	Rob Routs, Executive director, Oil Products and Chemicals

•	Maarten van den Bergh, Non-executive director(2)

•	Sir Peter Burt, Non-executive director(4)

•	Mary (Nina) Henderson, Non-executive director(2),(4)

•	Sir Peter Job, Non-executive director(1)

•	Wim Kok, Non-executive Director and Chairman of the Social Responsibility Committee(2)

•	Jonkheer Aarnout Loudon, Non-executive director and Chairman of the Remuneration Committee(1),(3)

•	Christine Morin-Postel, Non-executive director(4)

•	Lawrence Ricciardi, Non-executive director and Chairman of the Audit Committee(4)

(1)	Member of the Remuneration Committee

(2)	Member of the Social Responsibility Committee

(3)	Member of the Nomination and Succession Committee

(4)	Member of the Audit Committee

Three of the executive directors of Royal Dutch Shell have been drawn from the board of management of Royal Dutch and two have been drawn from the Shell Transport Board. Six of the ten non-executive directors on the Royal Dutch Shell Board have been drawn from the seven members of the supervisory board of Royal Dutch and four have been drawn from the nine non-executive directors of the Shell Transport Board.

Aad Jacobs is the non-executive Chairman of Royal Dutch Shell with responsibility for leadership of the Royal Dutch Shell Board. Aad Jacobs will be the Chairman until his previously planned retirement at the Royal Dutch Shell annual general meeting in 2006 when it is envisaged that he will be succeeded by an external appointee. The search for his successor has commenced.

Jeroen van der Veer will lead Royal Dutch Shell as Chief Executive. He is already acting as Group Chief Executive of the Royal Dutch/ Shell Group.

Five of the 10 non-executive directors are expected to be replaced by 2008, namely the Chairman in 2006 and two more in each of 2007 and 2008. Royal Dutch Shell has stated that the retiring non-executive directors will be replaced by candidates with the appropriate experience and qualifications to ensure the continued effectiveness of the Royal Dutch Shell Board’s supervision of the RDS Group.

4.     Dividends

4.1    Dividend policy

In setting the level of the Royal Dutch Shell dividend, the Royal Dutch Shell Board has stated that it will seek to increase dividends at least in line with inflation over time. The base for the 2005 financial year will be the dividends paid by Royal Dutch in respect of the financial year ended 31 December 2004.

Royal Dutch Shell has stated that, following the Effective Date, the dividends it declares will be paid on a quarterly basis starting with the dividend for the second quarter of 2005. This dividend is expected to be declared on 28 July 2005 and paid in September 2005.

Shell Transport and Royal Dutch have declared dividends on their respective shares for the first quarter of 2005 of €0.46 per Royal Dutch Share and 4.55 pence per Shell Transport Ordinary Share. Royal Dutch Shell has stated that it will take these dividends into account when determining the dividends which Royal Dutch Shell should declare for the remainder of the year.

The Royal Dutch Shell Shares will rank in full for all dividends and distributions on the ordinary share capital of Royal Dutch Shell declared, made or paid after the Effective Date.

4.2    Dividend Access Mechanism

To facilitate the preservation of the current tax treatment of dividends paid to Shell Transport Ordinary Shareholders and holders of Shell Transport Bearer Warrants, dividends to be received by holders of “B” Shares are intended to have a UK source. This will be achieved by paying the dividends to which they are entitled through the Dividend Access Mechanism. The Dividend Access Mechanism has been approved by the Dutch Revenue Service.

Dividends paid to holders of “B” Shares through the Dividend Access Mechanism will not be subject to any withholding tax in the UK or The Netherlands.

If, contrary to the current intention of Royal Dutch Shell, dividends are paid to holders of “B” Shares otherwise than through the Dividend Access Mechanism, these dividends will have a Dutch source and will generally be subject to Dutch withholding tax at the rate of 25 per cent. or such lower rate as may be obtained by a holder of “B” Shares under the terms of the treaty for the avoidance of double taxation between the country where such holder is resident and The Netherlands. Holders of “B” Shares who are resident or, if individuals, ordinarily resident for tax purposes in the UK will, in general, be subject to UK income tax or corporation tax on the gross amount of such dividends, rather than on the amount actually received net of any Dutch withholding tax. However, such holders may be able to obtain a tax credit for all or part of any such Dutch withholding tax to set against such UK income or corporation tax liability.

The Dividend Access Mechanism may be suspended or terminated at any time by the Royal Dutch Shell Directors or the directors of Shell Transport, for any reason and without financial recompense. This might, for instance, occur in response to changes in relevant tax legislation.

4.3    Currency of dividends

Royal Dutch Shell has stated that it will declare its dividends in euro. Dividends declared on the “B” Shares will be paid in Pounds Sterling, although holders of “B” Shares will be able to elect to receive dividends in euro. Dividends declared on the “A” Shares will be paid in euro, although holders of “A” Shares will be able to elect to receive dividends in Pounds Sterling. The holders of Royal Dutch Shell ADRs will receive payment in US dollars and will not be able to elect to receive dividends in any other currency.

Shell Transport Ordinary Shareholders and holders of Shell Transport Bearer Warrants (who will receive “B” Shares under the Scheme) are able to elect to receive dividends declared by Royal Dutch Shell in euro by completing and returning the dividend currency election form. For the currency election to be valid for a particular dividend, Royal Dutch Shell has stated that it must be received by the Royal Dutch Shell Registrars no later than 5 p.m. on the day before Royal Dutch Shell declares that particular dividend. A valid dividend currency election, once received by the Royal Dutch Shell Registrars, will apply to all Royal Dutch Shell dividends payable to the person who submitted the form unless, and until, a subsequent valid dividend currency election form is received by the Royal Dutch Shell Registrars from that person.

Royal Dutch Shell has stated that the availability of the dividend currency election may be suspended or terminated by the Royal Dutch Shell Board at any time without notice, for any reason and without financial recompense.

5.	Share buy back programme

On 3 February 2005, it was announced that, given the strong cash and debt position of the Royal Dutch/ Shell Group at the end of 2004, the Shell Transport and Royal Dutch share buy back programme would be relaunched with a projected return of surplus cash to shareholders for 2005 in the range of US$3 billion to US$5 billion, subject to continued high oil prices. Royal Dutch Shell has stated that it intends to continue the Shell Transport and Royal Dutch share buy back programme on this basis.

Dutch tax law treats share buy backs for cancellation as being subject to withholding tax unless an exemption applies by virtue of their being carried out within certain annual quantitative limits. These quantitative limits have been agreed with the Dutch Revenue Service for the “A” Shares and the limits will not restrict the share buy back programme announced for 2005. Buy backs of “A” Shares within these limits will not be subject to Dutch withholding tax. However, no quantitative limits on which to base an exemption (or other mitigation of the withholding tax) for buy backs of “B” Shares have been agreed with the Dutch Revenue Service and so, if repurchases of “B” Shares were undertaken, they would potentially give rise to Dutch withholding tax at the rate of 25 per cent.

Accordingly, Royal Dutch Shell has stated that it expects to buy back “A” Shares in preference to “B” Shares, unless and until exemption from or other mitigation of the withholding tax on buy backs of “B” Shares is agreed with the Dutch Revenue Service. In any event, any withholding tax arising on a buy back of “B” Shares would be borne by Royal Dutch Shell and not the selling shareholder.

6.	Effect of the Scheme on the interests of Shell Transport Directors

The material interests of the Shell Transport Directors in Shell Transport are as set out below and, save as set out below, the effect of the Scheme on the interests of the Shell Transport Directors does not differ from its effect on the like interests of any other Shell Transport Ordinary Shareholder.

6.1	Shareholdings of Shell Transport Directors

The interests of each Shell Transport Director (including those of their respective connected persons which would, if the connected person were a Shell Transport Director, be required to be disclosed pursuant to sections 324 or 328 of the Companies Act and the existence of which is known to or could with reasonable diligence be ascertained by the relevant Shell Transport Director) in Shell Transport Shares as at 13 May 2005 (being the last practicable date prior to the publication of this document) are as follows:

Director	Number of Shell Transport Ordinary Shares (including, where indicated, those represented by Shell Transport ADRs)
Lord Oxburgh	6,438
Malcolm Brinded(1)	77,948
Peter Voser(1)	None
Teymour Alireza	29,093
Sir Peter Burt(1)	10,000
Dr Eileen Buttle	3,400
Luis Giusti	2,400 (represented by Shell Transport ADRs)
Mary (Nina) Henderson (1)	9,000 (represented by Shell Transport ADRs)
Sir Peter Job(1)	3,570
Lord Kerr of Kinlochard(1)	10,000
Sir Mark Moody-Stuart	600,000

All of the above interests are beneficial interests.

The following Shell Transport Directors had options or awards outstanding in respect of Shell Transport Ordinary Shares under the Royal Dutch/Shell Group Share Plans as at 13 May 2005 (being the last practicable date prior to the publication of this document):

			Number of shares
			under option/		Market
			performance shares	Exercise	price at
		Dates	conditionally awarded	price	date of	Exercise	Performance
Name	Plan granted under	of grant	under the LTIPs	per share	award(3)	period	period
Malcolm Brinded(1)	Share Option Plans	11/12/97	37,500	£4.39	—	11/12/00-10/12/07	—
		22/12/98	139,200	£3.63	—	22/12/01-21/12/08	—
		23/03/00	183,750	£5.05	—	23/03/03-22/03/10	—
		13/11/00	14,000	£5.63	—	13/11/03-12/11/10	—
		26/03/01	139,100	£5.52	—	26/03/04-25/03/11	—
		07/05/04	800,000	£3.99	—	07/05/07-06/05/14	—
	LTIP(2)	07/05/04	353,383	—	£3.99	—	01/01/04-31/12/06
	LTIP(2)(4)	15/09/04	5,322	—	£4.15	—	01/01/04-31/12/06
	LTIP(2)(4)	15/03/05	7,770	—	£4.94	—	01/01/04-31/12/06
Peter Voser(1)	Share Option Plans	05/11/04	800,000	£4.32	—	05/11/07-04/11/14	—
	LTIP(2)	05/11/04	252,314	—	£4.32	—	01/01/04-31/12/06
	LTIP(2)(4)	15/03/05	5,465	—	£4.94	—	01/01/04-31/12/06
Sir Mark Moody-Stuart	Share Option Plans	22/12/98	440,800	£3.63	—	22/12/01-29/06/06	—
		23/03/00	365,250	£5.05	—	23/03/03-29/06/06	—

6.2    Current service contracts for the Shell Transport executive directors

Malcolm Brinded has a service contract with The Shell Petroleum Company Limited dated 1 July 2004. The contract is terminable by three months’ notice from the employer, or one month’s notice from the employee, or automatically on 30 June following Malcolm Brinded’s 60th birthday. There are no pre-determined termination compensation arrangements.

Peter Voser has a contract with SEECH AG effective 4 October 2004. The contract is terminable by either party giving three months’ notice or automatically on 30 June following Peter Voser’s 60th birthday.

There is a temporary severance arrangement in the case of a company-initiated termination for reasons other than gross misconduct. During the first three years of his employment, the severance pay would

(1)	Also a Royal Dutch Shell Director.
(2)	100 per cent. of the performance shares awarded in 2003 and 2004 are subject to performance conditions.
(3)	The market price is based on the average of the opening and closing share prices over the period of five trading days prior to and including the day on which the number of shares is determined in accordance with the LTIP rules.
(4)	Dividend shares.

be equal to the sum of the applicable gross annual base pay and the most recent annual bonus, but in no event would be less than £1,000,000.

6.3    Proposed service contracts for the Royal Dutch Shell executive directors

Malcolm Brinded and Peter Voser have been appointed to the Royal Dutch Shell Board and new contracts are proposed for these directors following Completion. It is intended that they will be employed by Shell Petroleum N.V. and that the contracts will provide for the statutory notice period applicable to employees in The Netherlands, being one month for an employee and, depending on the duration of employment, a maximum of four months for the employer. The contracts will expire on 30 June following the individuals’ 60th birthdays.

Peter Voser’s new service contract will contain a temporary severance arrangement identical to that contained in his current service contract. This arrangement will continue until 3 October 2007. Malcolm Brinded’s service contract will not contain a temporary severance arrangement.

6.4	Current letters of appointment of the Shell Transport non-executive directors

The terms of office of each of the Shell Transport non-executive directors end at the close of business of the annual general meeting in the relevant year, subject to the provisions of the Shell Transport Articles. Subject to appointment for further terms, the terms of office end as follows:

Sir Mark Moody-Stuart	2005
Lord Oxburgh	2005
Teymour Alireza	2006
Dr Eileen Buttle	2006
Luis Giusti	2007
Mary (Nina) Henderson	2007
Sir Peter Job	2008
Lord Kerr of Kinlochard	2009
Sir Peter Burt	2009

The letters of appointment of the Shell Transport non-executive directors, dated February 2004, include reference to their terms of office subject to the provisions of the Shell Transport Articles regarding their election and re-election at annual general meetings. They provide for a notice period of three months and there are no compensation provisions upon early termination.

Sir Mark Moody-Stuart and Teymour Alireza will both retire at the Shell Transport annual general meeting on 28 June 2005 and will not stand for re-election. All the other Shell Transport Directors have agreed to resign from their directorships of Shell Transport on the Effective Date. None of the retiring directors are entitled to any compensation for loss of office.

6.5	Proposed letters of appointment for the Royal Dutch Shell non-executive directors

Lord Kerr of Kinlochard, Sir Peter Burt, Mary (Nina) Henderson and Sir Peter Job have been appointed to the Royal Dutch Shell Board. The terms of office of each of these directors will end, subject to the provisions of the Royal Dutch Shell Articles and to re-appointment for further terms, at the close of business of the annual general meeting in 2007.

Their letters of appointment provide for a notice period of three months and there are no compensation provisions upon early termination.

6.6 Directors’ deeds of indemnity

It is proposed that Royal Dutch Shell will enter into deeds of indemnity (identical in all material respects) with each current Royal Dutch Shell Director, including those who are Shell Transport Directors, under which Royal Dutch Shell will undertake to indemnify each such director, to the widest extent permitted by law (including in respect of negligence), against any and all liability suffered or incurred by that director in the course of that director acting as a director or employee of Royal Dutch Shell, any other member of the RDS Group or certain other entities.

6.7    Total emoluments

The total emoluments receivable by Shell Transport Directors will not be varied as a consequence of the Transaction.

7.	UK tax consequences of the Scheme

Shell Transport Ordinary Shareholders, holders of Shell Transport Bearer Warrants and holders of Shell Transport ADRs will not be liable for stamp duty reserve tax or stamp duty in respect of the cancellation of their Shell Transport Ordinary Shares, Shell Transport Bearer Warrants or Shell Transport ADRs pursuant to the Scheme or in respect of the issue of “B” Shares or “B” ADRs, and such holders are not generally expected to be liable to any tax on chargeable gains as a result of the implementation of the Scheme.

8.     Listings and delistings

8.1    Royal Dutch Shell listings

Applications have been made to the UK Listing Authority for the “A” Shares and the “B” Shares to be admitted to the Official List, and to the London Stock Exchange for the “A” Shares and the “B” Shares to be admitted to trading on the London Stock Exchange’s market for listed securities.

An application has been made, subject to the Royal Dutch Offer being declared unconditional, to list the “A” Shares and the “B” Shares on Euronext Amsterdam. The listing of Royal Dutch Shell ADRs on the NYSE has been approved, subject to official notice of issuance.

8.2    Shell Transport delistings

If all the conditions to the Scheme are satisfied (or, to the extent permitted by applicable law and the Implementation Agreement, waived), Shell Transport intends to seek the delisting of the Shell Transport Ordinary Shares from the Official List. In addition, Shell Transport will seek the delisting of the Shell Transport ADRs from the NYSE.

Shell Transport Ordinary Shares have already been delisted from the Munich and Paris stock exchanges. It is intended that Shell Transport Ordinary Shares will also be delisted from the other German stock exchanges on which they are currently listed (Dusseldorf, Berlin, Hamburg and Frankfurt) prior to the Effective Date. Shell Transport intends to obtain a full delisting from the Brussels stock exchange, which is expected to occur six months after the Effective Date.

9.     Consents and meetings

The Scheme is subject to approval at the Court Meeting and its implementation will also require approval at the separate Shell Transport EGM. The Court Meeting is being held at the direction of the High Court to seek approval for the Scheme. The Shell Transport EGM is being convened to enable the Shell Transport Directors to implement the Scheme and to amend the Shell Transport Articles and to approve the cancellation and repayment of the Shell Transport Preference Shares.

Notices of the Court Meeting and the Shell Transport EGM are set out at the end of this document.

At the Court Meeting and the Shell Transport EGM, in accordance with the Shell Transport Articles, Shell Transport Ordinary Shareholders and holders of Shell Transport Bearer Warrants will be entitled to one vote for every four Shell Transport Ordinary Shares which they hold, including those represented by Shell Transport Bearer Warrants.

It is important that, for the Court Meeting, as many votes as possible are cast so that the High Court may be satisfied that there is a fair representation of the opinion of Shell Transport Ordinary Shareholders (and holders of Shell Transport Bearer Warrants and Shell Transport ADRs).

The approval required at the Court Meeting is that the Shell Transport Ordinary Shareholders and holders of Shell Transport Bearer Warrants voting in favour of the Scheme must:

(i)	represent a majority in number of the Shell Transport Ordinary Shareholders and holders of Shell Transport Bearer Warrants present and voting in person or by proxy at the Court Meeting; and

(ii)	represent not less than three-fourths in value of the Shell Transport Ordinary Shares held by the Shell Transport Ordinary Shareholders present and voting in person or by proxy at the Court Meeting and to which holders of Shell Transport Bearer Warrants present and voting in person or by proxy are entitled.

The Scheme also requires the sanction of the High Court, which will follow a Hearing, at which all Shell Transport Ordinary Shareholders and holders of Shell Transport Bearer Warrants entitled to attend and vote at the Court Meeting may be present and heard in person or through Counsel to support or oppose the sanctioning of the Scheme.

Yours very truly,

For and on behalf of	For and on behalf of
Citigroup Global Markets Limited	NM Rothschild & Sons Limited
Matthew Smith, Managing Director	Sian Westerman, Managing Director

PART 3

CONDITIONS TO THE SCHEME AND THE ROYAL DUTCH OFFER

1.     Conditions to the Scheme

The Scheme is conditional upon:

(i)	the approval by a majority in number representing three-fourths in value of the Shell Transport Ordinary Shareholders and holders of Shell Transport Bearer Warrants present and voting, either in person or by proxy, at the Court Meeting;

(ii)	the passing of the special resolution required to approve and implement the Scheme and the associated reduction of capital and to amend the Shell Transport Articles as set out in the notice of the Shell Transport EGM;

(iii)	the passing of the special resolutions for the cancellation and repayment of the Shell Transport Preference Shares as set out in the notice of the Shell Transport EGM;

(iv)	the admission to the Official List of the “A” Shares and the “B” Shares becoming effective in accordance with the Listing Rules or (if Shell Transport and Royal Dutch Shell so determine and subject to the consent of the Panel) the UK Listing Authority agreeing or confirming its decision to admit such “A” Shares and “B” Shares to the Official List, and the London Stock Exchange agreeing to admit such “A” Shares and “B” Shares to trading, subject only to (a) the re-classification of the appropriate number of Euro Deferred Shares as “A” Shares; (b) the allotment of such “B” Shares; and/or (c) the Scheme becoming effective;

(v)	the “A” Shares and the “B” Shares being authorised for listing on Euronext Amsterdam subject to the Royal Dutch Offer being declared unconditional (gestanddoening);

(vi)	the Royal Dutch Shell ADRs to be issued in connection with the Transaction being approved for listing on the New York Stock Exchange, subject to official notice of issuance;

(vii)	all necessary filings or applications having been made in connection with the Transaction and all statutory or regulatory obligations in any jurisdiction having been complied with in connection with the Transaction;

(viii)	the conditions to the Royal Dutch Offer (other than the condition in paragraph 2(ix)) having been satisfied or waived on or before the Order Date by Royal Dutch Shell;

(ix)	the sanction (with or without modification) by the High Court of the reduction of capital involved in the cancellation and repayment of the Shell Transport Preference Shares and the registration by the Registrar of Companies of the order confirming the reduction of capital relating to Shell Transport Preference Shares; and

(x)	the sanction (with or without modification) by the High Court of the Scheme and the registration by the Registrar of Companies of the Order.

The conditions in paragraphs 1(i), (ii), (viii) and (x) above may not be waived. Shell Transport has agreed in the Implementation Agreement not to waive the conditions of the Scheme or to determine whether such conditions have been satisfied without the prior written consent of Royal Dutch.

2.     Conditions to the Royal Dutch Offer

The Royal Dutch Offer is conditional upon:

(i)	the number of Royal Dutch Shares that have been validly tendered for exchange before the expiry of the Royal Dutch Offer Acceptance Period and that have not been withdrawn representing at least 95 per cent. of the issued share capital of Royal Dutch that is then outstanding;

(ii)	the “A” Shares and the “B” Shares being authorised for listing on Euronext Amsterdam subject to the Royal Dutch Offer being declared unconditional (gestanddoening);

(iii)	the admission to the Official List of the “A” Shares and the “B” Shares becoming effective in accordance with the Listing Rules or (if Shell Transport and Royal Dutch Shell so determine and subject to the consent of the Panel) the UK Listing Authority agreeing or confirming its decision to admit such “A” Shares and “B” Shares to the Official List, and the London Stock Exchange agreeing to admit such “A” Shares and “B” Shares to trading, subject only to (a) the re-classification of the appropriate number of Euro Deferred Shares as “A” Shares; (b) the allotment of such “B” Shares; and/or (c) the Scheme becoming effective;

(iv)	the Royal Dutch Shell ADRs to be issued in connection with the Transaction being approved for listing on the New York Stock Exchange, subject to official notice of issuance;

(v)	prior to the expiry of the Royal Dutch Offer Acceptance Period, no notification being received from The Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten) that the Royal Dutch Offer has been made in conflict with Chapter IIA of the Dutch 1995 Securities Act on the supervision of the securities trade, as amended, in which case the institutions admitted to Euronext Amsterdam, pursuant to section 32a of the Dutch 1995 Securities Decree on the supervision of the securities trade, as amended, would not be allowed to co-operate with the execution and settlement of the Royal Dutch Offer;

(vi)	prior to the expiry of the Royal Dutch Offer Acceptance Period, the Royal Dutch annual general meeting being held in accordance with Dutch law to inform Royal Dutch Shareholders about the Royal Dutch Offer and the Royal Dutch annual general meeting having resolved to approve the entering into by Royal Dutch of the Implementation Agreement;

(vii)	all necessary filings or applications having been made in connection with the Transaction and all statutory or regulatory obligations in any jurisdiction having been complied with in connection with the Transaction (other than those referred to in paragraph 2(viii) below);

(viii)	the US Registration Statement and the registration statements on Form F-6 relating to Royal Dutch Shell ADRs having become effective in accordance with the provisions of the US Securities Act, no stop order suspending the effectiveness of those registration statements having been issued by the SEC and no proceedings for that purpose shall have been initiated or threatened by the SEC and not concluded or withdrawn; and

(ix)	the sanction (with or without modification) by the High Court of the Scheme and the registration by the Registrar of Companies of the Order.

The conditions in paragraphs 2(v), (viii) and (ix) above may not be waived. The remaining conditions may be waived by Royal Dutch Shell. Royal Dutch Shell has agreed in the Implementation Agreement not to waive the conditions of the Royal Dutch Offer or to determine whether such conditions have been satisfied without the prior written consent of Shell Transport and Royal Dutch.

PART 4

ADDITIONAL INFORMATION

1.     Responsibility

The Shell Transport Directors, whose names are set out on page 3 of this document, accept responsibility for all information contained in this document other than information for which the Royal Dutch Shell Directors accept responsibility. To the best of the knowledge and belief of the Shell Transport Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

The Royal Dutch Shell Directors, whose names are set out in paragraph 3.2 of Part 2 of this document, accept responsibility for all information contained in this document relating to Royal Dutch Shell and the Royal Dutch Shell Directors (in their capacity as such). To the best of the knowledge and belief of the Royal Dutch Shell Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

2.	Information for overseas Shell Transport Shareholders

2.1    General

As regards persons resident in, or citizens of, jurisdictions outside the United Kingdom (“overseas shareholders”), the Scheme may be affected by the laws of the relevant jurisdictions. Such overseas shareholders should inform themselves about and observe any applicable legal requirements. It is the responsibility of overseas shareholders to satisfy themselves as to the full observance of the laws of the relevant jurisdiction in connection with such applicable legal requirements, including the obtaining of any governmental, exchange control or other consents which may be required, or the compliance with other necessary formalities that are required to be observed and the payment of any issue, transfer or other taxes due in such jurisdiction.

In any case where the issue of “B” Shares would, or may, infringe the laws of any jurisdiction outside the United Kingdom or necessitate compliance with any special requirement, the Scheme provides that such “B” Shares may, at the discretion of Royal Dutch Shell, either be issued to a nominee for an overseas shareholder who is a Relevant Holder and then sold on behalf of such person with the net proceeds of sale being remitted to the relevant overseas shareholder or issued to an overseas shareholder who is a Relevant Holder in which case Royal Dutch Shell shall appoint a person to sell such “B” Shares on behalf of such person, with the net proceeds of sale being remitted to the relevant overseas shareholder.

2.2    Australia

This document is not a prospectus lodged with the Australian Securities & Investments Commission (“ASIC”) under the Australian Corporations Act 2001 (Cth) and may not contain all the information that a prospectus lodged with ASIC under that Act is required to contain.

2.3    Austria

The Scheme does not constitute an offer to Royal Dutch Shareholders, is not addressed to Royal Dutch Shareholders and is not intended as solicitation with respect to the Royal Dutch Offer. Any reference to the Royal Dutch Offer contained in this document and the accompanying documents serves the sole purpose of providing the Addressees with information regarding the Scheme.

This document and the accompanying documents are only addressed to, and shall only be distributed or otherwise disclosed to, the Addressees for the sole purpose of the implementation of the Scheme and shall not be mailed, distributed, disseminated or otherwise disclosed to any other Austrian resident or person or entity within the Republic of Austria.

Under the Austrian Capital Markets Act (Kapitalmarktgesetz), the Scheme will either not qualify as a public offer (as defined in that Act) or, if it does qualify as a public offer, it will be exempt from the prospectus requirements as set out in that Act.

2.4    Belgium

Neither this document nor the accompanying documents constitutes an offering of securities under Belgian law.

Neither this document nor the accompanying documents have been, nor will they be, submitted to or approved by the Belgian Banking, Finance and Insurance Commission (Commission bancaire, financière et des assurances/ Commissie voor het Bank-, Financie- en Assurantiewezen) and accordingly may not be used in connection with any offering or sale of securities in Belgium except as may otherwise be permitted by law.

2.5    France

The Scheme is not addressed to Royal Dutch Shareholders and is not a public offer of shares in France, as defined in article L. 411-1 of the Code Monétaire et Financier. The Scheme Document is being distributed by Shell Transport only to the Addressees. Any reference to the Royal Dutch Offer contained in this document or the accompanying documents serves the sole purpose of providing the Addressees with information regarding the Scheme, and is not intended as a solicitation in respect of the Royal Dutch Offer, which is not extended to France.

2.6    Hong Kong

This document does not constitute, nor does it contain, an offer of securities to the public of Hong Kong within the meaning of the Companies Ordinance (Cap 32 of the Laws of Hong Kong). Furthermore, this document does not constitute an advertisement, invitation or document directed at the public in Hong Kong to enter into, or offer to enter into, an agreement to acquire, dispose, subscribe for or underwrite securities. No steps have been taken to register this document as a prospectus in Hong Kong or to have it authorised in any way by the Hong Kong Securities and Futures Commission.

2.7    Italy

The Royal Dutch Offer and the Scheme have not been notified to the Commissione Nazionale per le Societa’ e la Borsa pursuant to applicable Italian securities laws and implementing regulations. Absent such notification, no public offer can be carried out in the Republic of Italy. Consequently, (i) this document and any other documents relating to the Scheme and (ii) the Royal Dutch Offer Document and any other documents relating to the Royal Dutch Offer, have not been, and cannot be, disclosed to any Italian residents or person or entity in the Republic of Italy, and no other form of solicitation has been, and can be, carried out in the Republic of Italy. This document, the notices of the Court Meeting and the Shell Transport EGM, the Royal Dutch Offer Document and the accompanying and related documents may not be mailed, distributed, disseminated or otherwise disclosed to any Italian residents or entity in the Republic of Italy. The Royal Dutch Shares may not be tendered by Italian residents or persons or entities in the Republic of Italy and Royal Dutch Shell may not accept shares thus tendered.

2.8    Japan

This document must not be distributed in whole or in part into Japan. This document and other documents related to the Transaction may not be electronically provided to, nor accessed by, residents of Japan or persons who are in Japan. Copies of this document and any other documents related to the Transaction are not being, and must not be, mailed or otherwise distributed or sent to any person or company in or from Japan. Persons receiving this document (including custodians, nominees and trustees) or other documents related to the Transaction must not distribute or send them to any person or company in or from Japan. The Scheme will not be made, directly or indirectly, in or into or by the use of the mails or any other means or instrumentality (including, without limitation, facsimile transmission, telex, telephone or internet) of interstate or foreign commerce of, or any such facilities of a national securities exchange of, Japan, and will not be capable of acceptance by any such use, means, instrumentality or facilities from or within Japan. The Scheme proposals are not being made to residents of Japan or in Japan.

2.9    Luxembourg

In Luxembourg, this document will only be distributed to the Addressees in circumstances that do not constitute a public offer.

2.10  New Zealand

The offer and issue of Royal Dutch Shell Shares under the Scheme is being made in accordance with the laws of England. Royal Dutch Shell may not be subject to New Zealand law and contracts in respect of Royal Dutch Shell Shares may not be enforceable in New Zealand courts. This document is not a prospectus registered under New Zealand law and may not contain all the information that a New Zealand registered prospectus is required to contain.

2.11  Spain

This document and the accompanying documents are provided for the sole purpose of the implementation of the Scheme. Any reference to the Royal Dutch Offer contained in this document and any accompanying documents serves the sole purpose of providing the Addressees with information regarding the Scheme and is not intended as a solicitation with respect to the Royal Dutch Offer. To the best of the knowledge of the Shell Transport Directors, the delivery of the Scheme documents to existing investors of Shell Transport does not imply that an Oferta Pública de Valores is carried out, and thus, this action is not subject to the requirements of Royal Decree 291/1992, of 27 May, on issues and public offerings of securities.

The Royal Dutch Offer has not been notified to the Comisión Nacional del Mercado de Valores. Accordingly, and pursuant to applicable Spanish securities laws and implementing regulations, no public offer can be carried out in Spain. This document, and the accompanying documents, have not been, and cannot be, disclosed to any Spanish residents or person or entity in Spain, other than the Addressees residing therein for the sole purposes of the implementation of the Scheme, and no other form of solicitation has been, and can be, carried out in Spain. This document, the notices of the Court Meeting and the Shell Transport EGM and any accompanying or related documents may not be mailed, distributed, disseminated or otherwise disclosed to any Spanish residents or entity in Spain, other than the Addressees residing therein for the sole purpose of the implementation of the Scheme.

2.12  United Arab Emirates

The proposals and other information contained herein do not constitute a public offer of securities in the United Arab Emirates in accordance with the Commercial Companies Law (Federal Law No. 8 of 1984) or otherwise and are intended to be accessed only by persons in the United Arab Emirates who are institutional investors or who are otherwise investors with adequate knowledge and experience to understand the significance of the proposals and the other information contained herein. Further, the proposals and other information contained herein are not intended to lead to the conclusion of any contract within the United Arab Emirates.

2.13  United States

For the purpose of qualifying for the exemption from the registration requirements of the US Securities Act provided by section 3(a)(10) thereof with respect to the “B” Shares to be issued pursuant to the Scheme, Shell Transport will advise the High Court at the Hearing that its sanctioning of the Scheme will be relied upon by Shell Transport and Royal Dutch Shell as an approval of the Scheme following a hearing on its fairness to Shell Transport Ordinary Shareholders and holders of Shell Transport Bearer Warrants, at which hearing all Shell Transport Ordinary Shareholders and holders of Shell Transport Bearer Warrants are entitled to attend in person or through counsel to support or oppose the sanctioning of the Scheme and with respect to which notification has been given to all Shell Transport Ordinary Shareholders and holders of Shell Transport Bearer Warrants.

The “B” Shares to be issued to Shell Transport Ordinary Shareholders (including to the Shell Transport ADR Depositary in respect of the “B” ADRs to be received by holders of Shell Transport ADRs) and to holders of Shell Transport Bearer Warrants under the Scheme have not been, and are not required to be, registered with the SEC under the US Securities Act or any United States state securities laws. “B” Shares will be issued in reliance upon the exemption from the registration requirements of the US Securities Act provided by section 3(a)(10) thereof. Shell Transport Ordinary Shareholders, holders of Shell Transport Bearer Warrants and holders of Shell Transport ADRs who are or will be “affiliates” (as such term is defined in Rule 144 of the US Securities Act) (“Restricted Affiliates”) of Shell Transport prior to, or of Royal Dutch Shell after, the Effective Date will be subject to certain United States transfer restrictions relating to “B” Shares or “B” ADRs received under the Scheme.

Neither the SEC nor any United States state securities commission has approved or disapproved the “B” Shares or passed upon the accuracy or adequacy of this document, the Listing Particulars, the Long Form Scheme Document or any other accompanying document. Any representation to the contrary is a criminal offence in the United States.

The “B” Shares issuable to Shell Transport Ordinary Shareholders and holders of Shell Transport Bearer Warrants pursuant to the Scheme, (i) should not be treated as “restricted securities” within the meaning of Rule 144(a)(3) of the US Securities Act and (ii) may be resold by former Shell Transport Ordinary Shareholders and holders of Shell Transport Bearer Warrants (other than Restricted Affiliates) without regard to Rules 144 or 145(c) and (d) of the US Securities Act.

Under the US Securities Act, a Shell Transport Ordinary Shareholder or a holder of Shell Transport ADRs or Shell Transport Bearer Warrants who is deemed to be a Restricted Affiliate may not resell “B” Shares or “B” ADRs received pursuant to the Scheme without registration under the US Securities Act, except pursuant to the applicable resale provisions of Rule 145(d) promulgated under the US Securities Act or another applicable exemption from the registration requirements of the US Securities Act or in a transaction not subject to such requirements (including a transaction that satisfies the applicable requirement for resales outside the United States pursuant to Regulation S under the US Securities Act). Whether a person is an affiliate of a company for such purposes depends upon circumstances, but affiliates of a company can include certain officers and directors and significant shareholders.

Shell Transport Ordinary Shareholders and holders of Shell Transport Bearer Warrants or Shell Transport ADRs should consult their own legal and other advisers regarding the foregoing, as the determination of who is a Restricted Affiliate and its consequences is fact-specific and complicated.

3.     Taxation: Shell Transport Preference Shares

The payment in respect of the cancellation and repayment of the Shell Transport Preference Shares will, for UK tax purposes, be divided into an element treated as income and an element treated as capital. The capital element will be equal to the amount originally subscribed for the Shell Transport Preference Shares. Holders of Shell Transport Preference Shares who are within the charge to UK taxation of chargeable gains (“CGT”) may, depending on their circumstances and any available exemptions or reliefs, realise a chargeable gain or allowable loss for CGT purposes in respect of the cancellation. The remainder of the payment (representing accrued dividend and any additional amount) will comprise the income element. The income element will be treated as a distribution for UK tax purposes. Holders of Shell Transport Preference Shares who are within the charge to UK income or corporation tax may, depending on their circumstances, be subject to UK tax on the income element.

Holders of Shell Transport Preference Shares who are resident for tax purposes in a jurisdiction other than the UK should consult their own tax advisers concerning their tax liabilities in respect of the cancellation and repayment of the Shell Transport Preference Shares.

No stamp duty or stamp duty reserve tax will arise on the cancellation and repayment of the Shell Transport Preference Shares.

4.     Consents

(i)	Citigroup and Rothschild have each given and not withdrawn their respective written consents to the publication of this document with the inclusion of the Explanatory

Statement set out in Part 2 of this document and the references to their names in the form and context in which they appear.

(ii)	Deutsche Bank has given and not withdrawn its written consent to the publication of this document with the inclusion herein of the references to its name in the form and context in which they appear.

5.     Forward-looking statements

This document contains forward-looking statements, i.e. statements that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. These forward-looking statements are subject to the risk factors described in Part II of the Listing Particulars and other risk factors associated with the oil, gas, power, chemicals and renewables business as well as risks related to the Transaction. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a variety of variables which could cause actual results, trends or reserves replacement to differ materially, including, but not limited to: the failure of the conditions to the Transaction being satisfied (including the failure of the Royal Dutch general meeting of shareholders to approve the Implementation Agreement and of Shell Transport Shareholders to approve the Scheme); the costs related to the Transaction; the failure of the Transaction to achieve the expected benefits; changes in dividend policy; the development of the trading market in Royal Dutch Shell Shares; the accounting implications of the Transaction; the tax treatment of dividends paid to shareholders; and other factors affecting the Royal Dutch/Shell Group generally, including, but not limited to, price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, risks associated with the identification of suitable potential acquisition properties and targets and successful negotiation and consummation of such transactions, the risk of doing business in developing countries, legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates. Each forward-looking statement speaks only as of the date of the particular statement. None of Royal Dutch Shell, Shell Transport, Royal Dutch nor any member of the Royal Dutch/Shell Group undertakes any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information, although such forward-looking statements will be updated if required by the Listing Rules, the listing and issuing rules of Euronext Amsterdam (Fondsenreglement) or in accordance with such regulations as come into force pursuant to Directive 2003/71/EC on the prospectus to be published when securities are offered to the public or admitted to trading. In light of these risks, the results of Royal Dutch Shell, Shell Transport, Royal Dutch, the Royal Dutch/Shell Group or the RDS Group could differ materially from the forward-looking statements contained in this document.

6.     Risk factors

Please refer to Part II of the Listing Particulars for a description of certain important factors, risks and uncertainties that may affect the RDS Group’s businesses.

7.     Reduction of capital

Royal Dutch Shell has stated that, in order to remove a possible technical issue relating to the payment of dividends in the future, it intends on, or immediately following, the Effective Date to implement a reduction of capital by way of the cancellation and extinction of any share premium account created on the Effective Date. A special resolution of Royal Dutch Shell was passed to approve this reduction of capital on 13 May 2005. In the event that Royal Dutch Shell is satisfied that on, and immediately following, the Effective Date, it will have a merger reserve rather than a share premium account, Royal Dutch Shell has stated that it will not proceed with the proposed reduction of capital.

Dated 19 May 2005

PART 5

DEFINITIONS

The definitions set out below apply throughout this document, other than in the notice of the Court Meeting in Part 6 of this document, unless the context requires otherwise.

In addition, references in this document to Royal Dutch Bearer Shares or Royal Dutch Shell Shares shall, where the relevant shares are held by Euroclear Nederland in its capacity as central institute (centraal instituut) under the Securities Giro Act and the context so permits, include references to interests held in such shares by other persons in accordance with the Securities Giro Act.

““A” ADRs”	“A” American depositary receipts each representing two “A” Shares;

““A” Shares”	class A ordinary shares with a nominal value of €0.07 each in the capital of Royal Dutch Shell, which have the rights attached to “A” Shares as set out in the Royal Dutch Shell Articles and which are proposed to be offered pursuant to the Royal Dutch Offer;

“Addressees”	Shell Transport Shareholders, Shell Transport ADR holders, participants in the Shell Transport Nominee Service, investors in the Shell Transport PEP and/or the Shell Transport ISA and, for information only, to Sharesave Optionholders, participants in the SAESOP and participants in the US in US Registered Plans;

““B” ADRs”	“B” American depositary receipts each representing two “B” Shares;

““B” Shares”	class B ordinary shares with a nominal value of €0.07 each in the capital of Royal Dutch Shell, which have the rights attached to “B” Shares as set out in the Royal Dutch Shell Articles and which are proposed to be issued pursuant to the Scheme;

“Business Day”	any day on which banks are generally open in London, Amsterdam and New York for the transaction of business other than a Saturday or Sunday or public holiday;

“Cancellation and Repayment Record Time”	6.00 p.m. on the Business Day immediately preceding the day on which the cancellation and repayment of the Shell Transport Preference Shares becomes effective and which is expected to be 14 July 2005;

“certificated” or “in certificated form”	a share or other security which is not in uncertificated form (that is, not in CREST);

“Companies Act”	the Companies Act of England and Wales 1985, as amended;

“Completion”	the Royal Dutch Offer becoming unconditional (gestanddoening) in all respects and the Scheme becoming effective;

“Court Meeting”	the meeting of Shell Transport Ordinary Shareholders and holders of Shell Transport Bearer Warrants convened by direction of the High Court pursuant to section 425 of the Companies Act, including any adjournment thereof;

“CREST”	the system for the paperless settlement of trades in securities and the holding of uncertificated securities in accordance with the CRESTCo Regulations operated by CRESTCo Limited;

“CRESTCo Regulations”	the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755), as from time to time amended;

“Datastream”	an information service provided by Thomson Financial, an operating business of Thomson Corporation;

“Depositary Record Time”	5.00 p.m. (New York City time) on the Business Day preceding the Effective Date;

“Dividend Access Mechanism”	the dividend access mechanism described in Part 2 of this document;

“Dividend Access Share”	the dividend access share in the capital of Shell Transport having a nominal value of 25 pence and having the rights attaching to it as set out in the Amended Shell Transport Articles, to be allotted and issued to the Trustee pursuant to the Scheme;

“Dividend Access Trust”	the trust established for the purpose of receiving, on behalf of holders of “B” Shares, amounts paid by way of dividend by a subsidiary of Royal Dutch Shell;

“Document Request Form”	the form by which Shell Transport Shareholders can request a free copy of the Long Form Scheme Document and/or the Listing Particulars;

“Dutch Revenue Service”	the Dutch Revenue Service (Belastingdienst), a unit governed by the Dutch Ministry of Finance (Ministerie van Financiën) competent to impose and collect Dutch income tax (inkomstenbelasting), Dutch corporate income tax (vennootschapsbelasting) and miscellaneous other Dutch taxes;

“Effective Date”	the date on which the Scheme becomes effective in accordance with its terms upon registration of the Order by the Registrar of Companies, which, subject to the sanction of the Scheme by the High Court, is expected to be 20 July 2005;

“EUR”, “€” or “euro”	euro, the legal currency of the European Monetary Union;

“Euroclear Nederland”	the Dutch depositary and settlement institute defined as the “Central Institute” under the provisions of the Securities Giro Act;

“Euro Deferred Shares”	the euro deferred shares with a nominal value of €0.07 each in the capital of Royal Dutch Shell;

“Euronext Amsterdam”	as the context requires, Euronext Amsterdam N.V. or Eurolist by Euronext Amsterdam;

“Explanatory Statement”	the explanatory statement provided pursuant to section 426 of the Companies Act, which is set out in Part 2 of this document;

“Form of Proxy”	as the context requires, the relevant form of proxy for use at the Court Meeting or at the Shell Transport EGM;

“FSMA”	the Financial Services and Markets Act 2000;

“Georgeson”	Georgeson Communications, Inc.;

“Hearing”	the hearing by the High Court of the petition to sanction the Scheme;

“Hearing Date”	the date of the Hearing;

“High Court”	the High Court of Justice in England and Wales;

“holder”	a registered holder, including any person(s) entitled by transmission in respect of registered securities or otherwise a holder of securities;

“Implementation Agreement”	the implementation agreement dated 18 May 2005 between Royal Dutch Shell, Shell Transport and Royal Dutch, a summary of which is set out in Part 5 of the Long Form Scheme Document;

“Information Leaflet”	the leaflet containing, among other things, information on voting at the Court Meeting and the Shell Transport EGM and, if relevant to the addressee, on how Royal Dutch Shell shares will be issued to former Shell Transport Ordinary Shareholders (including holders of Shell Transport Bearer Warrants);

“Listing Particulars”	the listing particulars dated 19 May 2005 comprising listing particulars and a prospectus relating to Royal Dutch Shell for the purpose of the listing of the Royal Dutch Shell Shares on the London Stock Exchange and Euronext Amsterdam, respectively, and which, if it is so regarded by the UK Listing Authority and the Dutch Authority for the Financial Markets (Autoriteit Financiële Markten) on or about 1 July 2005, will also comprise a document equivalent to a prospectus for the purposes of compliance with Articles 4(2)(c) and 4(2)(d) of Directive 2003/71/EC on the prospectus to be published when securities are offered to the public or admitted to trading;

“Listing Rules”	the listing rules of the UK Listing Authority as amended from time to time;

“London Stock Exchange”	London Stock Exchange plc or its successor(s);

“Long Form Scheme Document”	the long form scheme document which sets out detailed information in respect of the Scheme;

“LTIP”	the long term incentive plans forming part of the Royal Dutch/Shell Group Share Plans;

“New York Stock Exchange” or “NYSE”	New York Stock Exchange, Inc;

“Official List”	the official list of the UK Listing Authority;

“Order”	the order of the High Court sanctioning the Scheme;

“Order Date”	the date on which the Order is made or, if later, the date on which the Order is expressed to take effect;

“overseas shareholders”	has the meaning given in paragraph 2.1 of Part 4 of this document;

“Panel”	the Panel on Takeovers and Mergers;

“pounds”, “£” or “Pounds Sterling”	UK pounds sterling;

“RDS Corporate Nominee”	Lloyds TSB Bank plc, whose address is 25 Gresham Street, London EC2V 7HN, UK or, as relevant, its nominee, Lloyds TSB Registrars Corporate Nominee Limited, whose address is The Causeway, Worthing, West Sussex BN99 6DA, UK;

“RDS Corporate Nominee Agreement”	the agreement entered into between Lloyds TSB Bank plc and Royal Dutch Shell which contains the terms and conditions of the RDS Corporate Nominee facility;

“RDS Group”	Royal Dutch Shell and its subsidiaries and subsidiary undertakings following the Transaction;

“Registrar of Companies”	the Registrar of Companies in England and Wales;

“Relevant Holders”	holders of Scheme Shares whose names appear in the register of members of Shell Transport at the Scheme Record Time and holders of Shell Transport Bearer Warrants;

“Royal Dutch”	N.V. Koninklijke Nederlandsche Petroleum Maatschappij (Royal Dutch Petroleum Company), a company incorporated in The Netherlands (registered at the Chamber of Commerce, The Hague under number 27002690) whose registered office is at Carel van Bylandtlaan 30, 2596 HR The Hague, The Netherlands;

“Royal Dutch Bearer Shares”	ordinary shares with a nominal value of €0.56 each in the capital of Royal Dutch, held by Euroclear Nederland in its capacity as central institute under the Securities Giro Act or, as the case may be, represented by share certificates to bearer provided with separate dividend coupons (K-Stukken);

“Royal Dutch Boards”	the board of management of Royal Dutch and the supervisory board of Royal Dutch;

“Royal Dutch Hague Registered Shares”	ordinary shares in registered form, with a nominal value of €0.56 each, in the capital of Royal Dutch registered on the share register kept in The Hague;

“Royal Dutch New York Registered Shares”	ordinary shares in registered form, with a nominal value of €0.56 each, in the capital of Royal Dutch registered on the share register kept in New York;

“Royal Dutch Offer”	the exchange offer being made by Royal Dutch Shell for the Royal Dutch Shares on the terms and conditions set out in the Royal Dutch Offer Document and the US Prospectus;

“Royal Dutch Offer Acceptance Period”	the period during which Royal Dutch Shareholders can tender their Royal Dutch Shares in the Royal Dutch Offer and which starts on 20 May 2005 and which ends, subject to extension, at 11.00 p.m. (Amsterdam time) on 18 July 2005;

“Royal Dutch Offer Document”	the offer document dated 19 May 2005 and all other documents incorporated by reference therein whereby Royal Dutch Shell addresses the Royal Dutch Offer to all non-US holders of Royal Dutch Bearer Shares and Royal Dutch Hague Registered Shares;

“Royal Dutch Shareholders”	the holders of Royal Dutch Shares;

“Royal Dutch Shares”	the Royal Dutch Bearer Shares, Royal Dutch Hague Registered Shares and Royal Dutch New York Registered Shares;

“Royal Dutch Shell”	Royal Dutch Shell plc, a company incorporated in England and Wales with registered number 04366849, whose registered office is at Shell Centre, London SE1 7NA, UK and whose headquarters are at Carel van Bylandtlaan 30, 2596 HR The Hague, The Netherlands (registered at the Chamber of Commerce, The Hague, under number 34179503);

“Royal Dutch Shell ADRs”	the “A” ADRs and the “B” ADRs;

“Royal Dutch Shell Articles”	the articles of association of Royal Dutch Shell adopted on or about 17 May 2005;

“Royal Dutch Shell “B” ADR Depositary”	The Bank of New York, the depositary under the deposit agreement dated 19 May 2005 between Royal Dutch Shell, the Royal Dutch Shell “B” ADR Depositary and all holders of “B” ADRs thereunder;

“Royal Dutch Shell Board” or “Royal Dutch Shell Directors”	the board of directors of Royal Dutch Shell from time to time;

“Royal Dutch/ Shell Group”	the companies (other than Royal Dutch Shell) in which Royal Dutch and Shell Transport together or separately, either directly or indirectly, have control either through a majority of the voting rights or the right to exercise a controlling influence or to obtain the majority of the benefits and be exposed to the majority of the risks;

“Royal Dutch/ Shell Group Share Plans”	the employee share option and other equity-related employee incentive plans operated by the Royal Dutch/ Shell Group;

“Royal Dutch Shell Nominee Service”	the corporate nominee service offered to holders of Royal Dutch Shell Shares by the RDS Corporate Nominee;

“Royal Dutch Shell Registrars”	Lloyds TSB Registrars, a division of Lloyds TSB Bank plc, whose address is The Causeway, Worthing, West Sussex BN99 6DA, UK;

“Royal Dutch Shell Shares”	“A” Shares and “B” Shares;

“SAESOP”	the Shell all employee share ownership plan forming part of the Royal Dutch/ Shell Group Share Plans;

“Scheme” or “Scheme of Arrangement”	the proposed scheme of arrangement under section 425 of the Companies Act between Shell Transport, Shell Transport Ordinary Shareholders and holders of Shell Transport Bearer Warrants, as set out in Part 6 of the Long Form Scheme Document, in its present form or with or subject to any modification, addition or condition approved or imposed by the High Court;

“Scheme Record Time”	6.00 p.m. on the Business Day preceding the Effective Date;

“Scheme Shares”	(i) all Shell Transport Ordinary Shares (including Shell Transport Ordinary Shares represented by Shell Transport Bearer Warrants) in issue at the date of this document;

(ii) all (if any) additional Shell Transport Ordinary Shares (including Shell Transport Ordinary Shares represented by Shell Transport Bearer Warrants) issued after the date of this document and prior to the Voting Record Time; and

(iii) all (if any) additional Shell Transport Ordinary Shares (including Shell Transport Ordinary Shares represented by Shell Transport Bearer Warrants) issued at or after the Voting Record Time and prior to 6.00 p.m. on the day before the Order Date on terms that the holder thereof shall be bound or shall have agreed in writing by this time to be bound by the Scheme;

“SEC”	the US Securities and Exchange Commission;

“Securities Giro Act”	the Dutch Securities Giro Act (Wet giraal effectenverkeer);

“Share Option Plans”	the share option plans forming part of the Royal Dutch/ Shell Group Share Plans;

“Sharesave Optionholders”	participants in the UK Sharesave Scheme and, as appropriate, the Montell UK Holdings Limited (now Basell N.V.) Savings Related Share Option Scheme;

“Shell Transport”	The “Shell” Transport and Trading Company, p.l.c., a public limited company incorporated in England and Wales with registered number 54485 whose registered office is at Shell Centre, London SE1 7NA, UK;

“Shell Transport ADR Deposit Agreement”	the second amended and restated deposit agreement dated as of 1 December 1992, among Shell Transport, the Shell Transport ADR Depositary and all holders of Shell Transport ADRs issued thereunder;

“Shell Transport ADR Depositary”	the depositary under the Shell Transport ADR Deposit Agreement, which is currently The Bank of New York;

“Shell Transport ADRs”	American depositary receipts issued pursuant to the Shell Transport ADR Deposit Agreement, each representing six Shell Transport Ordinary Shares;

“Shell Transport Articles”	the articles of association of Shell Transport as at the date of this document;

“Shell Transport Bearer Warrants”	the bearer warrants issued by Shell Transport which entitle the holder to Shell Transport Ordinary Shares in accordance with the terms of the bearer warrants;

“Shell Transport Board”	the board of directors of Shell Transport;

“Shell Transport Corporate Nominee”	Lloyds TSB Bank plc, whose address is at 25 Gresham Street, London EC2V 7HN, UK or, as relevant, its nominee Lloyds TSB Registrars Corporate Nominee Limited, whose address is The Causeway, Worthing, West Sussex BN99 6DA, UK;
“Shell Transport Directors”	the directors of Shell Transport, whose names are set out on page 3 of this document;

“Shell Transport EGM”	the extraordinary general meeting of Shell Transport convened by the notice set out in Part 7 of this document, including any adjournment thereof;

“Shell Transport First Preference Shares”	the 5 1/2 per cent. First Preference shares of £1 each in the capital of Shell Transport;

“Shell Transport ISA”	the Shell Transport individual savings account managed by BNP Paribas Securities Services;

“Shell Transport Nominee Service”	the corporate nominee service offered to Shell Transport Ordinary Shareholders by the Shell Transport Corporate Nominee;

“Shell Transport Ordinary Shareholders”	the holders of Shell Transport Ordinary Shares;

“Shell Transport Ordinary Shares”	ordinary shares of 25 pence each in the capital of Shell Transport;

“Shell Transport PEP”	the Shell Transport personal equity plan managed by BNP Paribas Securities Services;

“Shell Transport Preference Shares”	the Shell Transport First Preference Shares and the Shell Transport Second Preference Shares;

“Shell Transport Registrars”	Lloyds TSB Registrars, a division of Lloyds TSB Bank plc, whose address is The Causeway, Worthing, West Sussex BN99 6DA, UK;

“Shell Transport Second Preference Shares”	the 7 per cent. Second Preference shares of £1 each in the capital of Shell Transport;

“Shell Transport Shareholders”	holders of Shell Transport Ordinary Shares, Shell Transport Bearer Warrants, Shell Transport First Preference Shares and/or Shell Transport Second Preference Shares;

“Shell Transport Shares”	Shell Transport Ordinary Shares, Shell Transport Bearer Warrants, Shell Transport First Preference Shares and/or Shell Transport Second Preference Shares;

“subsidiary”	a subsidiary as that term is defined in section 736 of the Companies Act;

“subsidiary undertaking”	a subsidiary undertaking as that term is defined in section 258 of the Companies Act;

“Transaction”	the proposed transaction pursuant to which Royal Dutch Shell will, through the Scheme and the Royal Dutch Offer, become the holding company of Shell Transport and Royal Dutch;

“Trustee”	Hill Samuel Offshore Trust Company Limited, a company incorporated in Jersey;

“UK Listing Authority”	the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of FSMA;

“UK Sharesave Scheme”	the sharesave scheme forming part of the Royal Dutch/Shell Group Share Plans;

“uncertificated” or “in uncertificated form”	a share or other security recorded on the relevant register of the share or security concerned as being held in uncertificated form in CREST and title to which, by virtue of the CRESTCo Regulations, may be transferred by means of CREST;

“United Kingdom” or “UK”	the United Kingdom of Great Britain and Northern Ireland;

“United States” or “US”	the United States of America, its territories and possessions and any State of the United States of America and the District of Columbia;

“US holder”	a holder of Royal Dutch Shares located in the United States;

“US Prospectus”	the prospectus dated 19 May 2005 forming part of the US Registration Statement which is addressed to all holders of Royal Dutch New York Registered Shares and US holders of Royal Dutch Bearer Shares and Royal Dutch Hague Registered Shares;

“US Registered Plans”	the employee share benefit plans (relating to rights over Shell Transport Shares) registered in the United States on a Form S-8 registration statement forming part of the Royal Dutch/Shell Group Share Plans;

“US Registration Statement”	the registration statement on Form F-4 dated 19 May 2005 including the US Prospectus and all documents incorporated by reference therein;

“US Securities Act”	the US Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

“Voting Instruction Card”	the relevant voting instruction card for use in relation to the Court Meeting and/or the Shell Transport EGM; and

“Voting Record Time”	in relation to the Court Meeting and the Shell Transport EGM, 6.00 p.m. on 26 June 2005 or, if either of the Court Meeting or the Shell Transport EGM is adjourned, 6.00 p.m. on the second day before the day set for the adjourned meeting.

PART 6

NOTICE OF COURT MEETING

IN THE HIGH COURT OF JUSTICE	No. 2983 OF 2005
CHANCERY DIVISION
COMPANIES COURT

IN THE MATTER OF

THE “SHELL” TRANSPORT AND TRADING COMPANY, P.L.C.

and

IN THE MATTER OF THE COMPANIES ACT 1985

NOTICE IS HEREBY GIVEN that, by an Order dated the 16th day of May 2005 made in the above matters, the Court has directed a meeting to be convened of the holders of the Scheme Shares (as defined in the Scheme of Arrangement referred to below) other than The Shell Petroleum Company Limited, B.V. Nederlandse Internationale Industrie-en Handel Maatschappij, Shell Foundation and Solen Insurance Limited for the purpose of considering and, if thought fit, approving (with or without modification) a scheme of arrangement pursuant to section 425 of the Companies Act 1985 proposed to be made between The “Shell” Transport and Trading Company, p.l.c. (the “Company”) and the holders of the Scheme Shares (including, for the avoidance of doubt, Scheme Shares represented by Shell Transport Bearer Warrants as defined in the Scheme of Arrangement) and that such meeting will be held at 12.00 noon on the 28th day of June 2005 (or as soon thereafter as the Company’s annual general meeting shall have concluded or been adjourned) at ExCeL, 1 Western Gateway, Royal Victoria Dock, London E16 1XL at which place and time all holders of Scheme Shares are invited to attend.

A copy of the statement required to be furnished pursuant to section 426 of the Companies Act 1985 is incorporated in the document of which this notice forms part.

Holders of Scheme Shares may vote in person at the meeting or they may appoint another person as their proxy to attend and vote in their stead. A proxy need not be a member of the Company. A blue form of proxy for use at the meeting is enclosed with this notice for the use of registered holders of Scheme Shares. Completion and return of a form of proxy will not preclude a holder of Scheme Shares from attending and voting in person at the meeting, or any adjournment thereof.

Holders of Scheme Shares represented by Shell Transport Bearer Warrants who wish to vote at the meeting must deposit their Shell Transport Bearer Warrants with Lloyds TSB Registrars, Corporate Actions, Princess House, Suffolk Lane, London EC4R 0AX by 25 June 2005 or by, at the latest, the third day before the time fixed for any adjournment of the meeting. Upon deposit, such holders will receive a letter of authorisation and a blue form of proxy for use at the meeting. Such holders may vote in person by bringing the letter of authorisation to the meeting or they may appoint another person as their proxy to attend and vote in their stead. A proxy need not be a member of the Company. Completion and return of a form of proxy will not preclude such holder from attending and voting at the meeting, or any adjournment thereof. If a holder of Scheme Shares represented by Shell Transport Bearer Warrants does not deposit his or her Shell Transport Bearer Warrants in time, such person will not be entitled to attend and vote at the meeting.

In the case of joint holders of Scheme Shares, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) and for this purpose seniority will be determined by the order in which the names stand in the register of members of the Company in respect of the relevant joint holding.

It is requested that forms appointing proxies be lodged with the Company’s Registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6AB, no later than 48 hours before the start of the meeting but, if forms are not so lodged, they may be handed in at one of the registration desks at the meeting.

Entitlement of holders of Scheme Shares to attend and vote at the meeting and the number of votes which may be cast thereat will be determined by reference to the register of members of the Company at 6.00 p.m. on 26 June 2005. In the event that this meeting is adjourned, entitlement to attend and vote will be determined by reference to the register of members at 6 p.m. on the day two days before the day fixed for any adjourned meeting. In each case, changes to the register of members of the Company after such time shall be disregarded.

By the said order, the Court has appointed Lord Oxburgh or, failing him, Lord Kerr of Kinlochard or, failing him, Sir Peter Burt, to act as chairman of the meeting and has directed the chairman to report the result of the meeting to the Court.

The said Scheme of Arrangement will be subject to the subsequent sanction of the Court.

SLAUGHTER AND MAY

One Bunhill Row
London EC1Y 8YY

Solicitors for the Company	Dated 19 May 2005

PART 7

The “Shell” Transport and Trading Company, p.l.c.

NOTICE OF EXTRAORDINARY GENERAL MEETING

Notice is hereby given that an extraordinary general meeting of The “Shell” Transport and Trading Company, p.l.c. (the “Company”) will be held at ExCeL, 1 Western Gateway, Royal Victoria Dock, London E16 1XL at 12.10 p.m. on 28 June 2005 (or as soon thereafter as the Court Meeting is concluded or adjourned) for the purpose of considering and, if thought fit, passing the following resolutions, which will each be proposed as a special resolution.

SPECIAL RESOLUTIONS

1.	THAT the capital of the Company be reduced by cancelling and extinguishing all the First Preference shares of £1 each in the capital of the Company (the “First Preference Shares”), in consideration for which there shall be repaid to the holders of such First Preference Shares, whose names appear on the register of members as such at the close of business on the day preceding the effective date of the said reduction of capital, an amount per First Preference Share calculated as the aggregate of the capital paid up on such share together with:

(A)	a premium being the amount, if any, of the excess over the capital paid up thereon of the average of the means of the daily quotations of such share published in The Stock Exchange Daily Official List during the six months immediately preceding the relevant date (the relevant date being the date determined in accordance with Article 5(3) of the Articles of Association of the Company) after deducting from the mean on each day an amount equal to all unpaid arrears of the fixed dividend thereon (whether earned or declared or not) down to the last preceding dividend payment date referred to in Article 4(1) of the Articles of Association of the Company (save that in respect of any day during the six months immediately preceding the relevant date for which no quotations for such share were published in The Stock Exchange Daily Official List, there shall, for the purposes of this calculation, be substituted the price quoted by Datastream, an information service provided by Thomson Financial, in respect of that day); and

(B)	the fixed dividend thereon down to the date of the repayment of the capital.

2.	Conditional on the passing of resolution 1 above, THAT the capital of the Company be reduced by cancelling and extinguishing all the Second Preference shares of £1 each in the capital of the Company (the “Second Preference Shares”), in consideration for which there shall be repaid to the holders of such Second Preference Shares, whose names appear on the register of members as such at the close of business on the day preceding the effective date of the said reduction of capital, an amount per Second Preference Share calculated as the aggregate of the capital paid up on such share together with:

(A)	a premium being the amount, if any, of the excess over the capital paid up thereon of the average of the means of the daily quotations of such share published in The Stock Exchange Daily Official List during the six months immediately preceding the relevant date (the relevant date being the date determined in accordance with Article 5(3) of the Articles of Association of the Company) after deducting from the mean on each day an amount equal to all unpaid arrears of the fixed dividend thereon (whether earned or declared or not) down to the last preceding dividend payment date referred to in Article 4(1) of the Articles of Association of the Company; and

(B)	the fixed dividend thereon down to the date of the repayment of the capital.

3.	THAT:

3.1	the Scheme of Arrangement dated 19 May 2005 between the Company and the holders of Scheme Shares (as defined in the Scheme of Arrangement), a print of which has been produced to this meeting and for the purposes of identification has been signed by the chairman of this meeting, in its original form or with or subject to any modification, addition or condition approved or imposed by the High Court (the “Scheme”), be approved and the directors of the Company authorised to take all such action as they consider necessary or appropriate for carrying the Scheme into effect;

3.2	for the purpose of giving effect to the Scheme in its original form or with or subject to any modification, addition or condition approved or imposed by the High Court, the issued share capital of the Company be reduced by cancelling and extinguishing all the Scheme Shares;

3.3	forthwith and contingently on the reduction of capital set out in paragraph 3.2 above taking effect:

(A)	the authorised share capital of the Company shall be increased by:

(i)	the creation of such number of ordinary shares of 25 pence each as shall be equal to the aggregate number of Scheme Shares cancelled pursuant to paragraph 3.2 above less one; and

(ii)	the creation of one dividend access share of 25 pence having the rights attaching to it as set out in the Articles of Association of the Company as they are proposed to be amended in accordance with paragraph 3.5 below (the “Dividend Access Share”); and

(B)	the Company shall apply the reserve arising as a result of the cancellation of the Scheme Shares in paying up in full at par:

(i)	the ordinary shares of 25 pence each created pursuant to paragraph 3.3(A)(i) above and such ordinary shares be allotted and issued, credited as fully paid and free from all liens, charges, encumbrances, rights of pre-emption or any other third party rights of any nature whatsoever, to Royal Dutch Shell and/or its nominee(s); and

(ii)	the Dividend Access Share and such Dividend Access Share shall be allotted and issued, credited as fully paid and free from all liens, charges, encumbrances, rights of pre-emption or any other third party rights of any nature whatsoever, to Hill Samuel Offshore Trust Company Limited in its capacity as trustee of the Dividend Access Trust;

3.4	the directors of the Company be and they are hereby generally and unconditionally authorised, pursuant to and in accordance with section 80 of the Companies Act, to allot the ordinary shares of 25 pence each created pursuant to paragraph 3.3(A)(i) above and the Dividend Access Share, provided that:

(A)	this authority shall be without prejudice to any subsisting authority conferred on the directors of the Company under the said section 80;

(B)	the maximum number of shares which may be allotted hereunder is the number of shares created pursuant to paragraph 3.3(A) above; and

(C)	this authority shall expire at the conclusion of the next Annual General Meeting of the Company after the passing of the resolution;

3.5	with effect from the passing of this resolution, the Shell Transport Articles be hereby amended by the adoption and inclusion of the following new article 5(A):

                “Rights of the Dividend Access Share

5(A). (1)	For the purposes of this Article 5(A):

(a)	the “Dividend Access Share” shall be the dividend access share of 25 pence to be created and issued pursuant to the Scheme;

(b)	“Royal Dutch Shell” means Royal Dutch Shell plc, a company incorporated in England and Wales (company number 04366849) whose registered office is at Shell Centre, London SE1 7NA, UK and whose headquarters are at Carel van Bylandtlaan 30, 2596 HR The Hague, The Netherlands;

(c)	“Royal Dutch Shell “B” Shares” means the class B shares with a nominal value of €0.07 each in the capital of Royal Dutch Shell, which have the rights set out in the Articles of Association of Royal Dutch Shell and which are proposed to be offered to holders of Ordinary shares in the Company (and holders of bearer warrants) pursuant to the Scheme; and

(d)	“Scheme” means the scheme of arrangement dated 19 May 2005 under section 425 of the Companies Act 1985 between the Company and the Relevant Holders (as defined in the Scheme), in its original form or with or subject to any modification, addition or condition approved or imposed by the High Court of Justice of England and Wales.

(2)	The Dividend Access Share shall have the following rights and restrictions:

(a)	On a distribution of assets of the Company among its shareholders on a winding up, the holder of the Dividend Access Share will be entitled to receive an amount equal to the aggregate of the capital paid up or credited as paid up on the Dividend Access Share. As regards such right, the Dividend Access Share shall rank in priority to the Ordinary shares.

(b)	The holder of the Dividend Access Share will be entitled to receive, by way of dividend, such profits of the Company as the Directors may, in their absolute discretion, resolve under the Articles to be distributed by way of dividend on the Dividend Access Share but behind the First Preference shares and the Second Preference shares.

(c)	The holder of the Dividend Access Share will not be entitled to receive notice of or attend or speak or vote (whether on a show of hands or on a poll) at general meetings of the Company or at any meeting of any class of shareholders of the Company.

(d)	Subject to the Companies Act 1985, the Company will have the right at any time to redeem the Dividend Access Share (provided that it is credited as fully paid) at a price equal to its nominal value (to be paid on such date as the Directors shall select as the date of redemption) without the requirement to give notice to the holder of the Dividend Access Share. If the holder of the Dividend Access Share fails or refuses to surrender the share certificate or indemnity for such Dividend Access Share (or fails or refuses to accept the redemption money payable in respect of it), the Company will pay the redemption money to a nominee for the holder of the Dividend Access Share appointed by Royal Dutch Shell but, nevertheless, the Dividend Access Share will be redeemed and cancelled by the Company and the Company will have no further obligation whatsoever to the holder of the Dividend Access Share.

(e)	The Dividend Access Share will not be redeemed otherwise than out of distributable profits or the proceeds of a fresh issue of shares made for the purposes of the redemption or out of capital to the extent permitted by the Companies Act 1985.

(f)	The Dividend Access Share will not be transferable except with the prior written approval of Royal Dutch Shell.

(3)	Notwithstanding Article 14, the rights attached to the Dividend Access Share can be varied if this is approved either in writing by shareholders holding at least three-quarters of the issued Ordinary shares of the Company by amount (excluding any Ordinary shares held as treasury shares) or by an extraordinary resolution passed at a separate general meeting of the holders of Ordinary shares and, for the avoidance of doubt, any variation to the rights attached to the Dividend Access Share so approved shall not require the approval of the holder of the Dividend Access Share.

(4)	No dividend shall be declared on the Dividend Access Share which would result in the aggregate amount of dividends declared on the Dividend Access Share in any financial year of the Company exceeding €3.3 billion. In addition, no dividend shall be declared on the Dividend Access Share in respect of a period which would result in the aggregate amount of dividends declared on the Dividend Access Share in respect of that period exceeding the aggregate amount of dividends declared by Royal Dutch Shell on the Royal Dutch Shell “B” Shares in respect of that same period.”;

3.6	with effect from the passing of this resolution, the Shell Transport Articles be hereby amended by the adoption and inclusion of the following new article 60(A):

“The Scheme

60(A).	With effect on and from the date on which the Scheme becomes effective in accordance with its terms, all entitlements to Ordinary shares arising under any outstanding bearer warrants shall be cancelled. For the purpose of this Article 60(A), “Scheme” means the scheme of arrangement dated 19 May 2005 under section 425 of the Companies Act 1985 between the Company and the Relevant Holders (as defined in the Scheme), in its original form or with or subject to any modification, addition or condition approved or imposed by the High Court of Justice of England and Wales.”;

3.7	with effect from the passing of this resolution, the Shell Transport Articles be hereby amended by the adoption and inclusion of the following new article 168:

                “SCHEME OF ARRANGEMENT

168. (1)	For the purposes of this Article 168:

(a)	unless otherwise defined herein, expressions defined in the Scheme shall have the same meaning in this Article;

(b)	“Order Date” means the date on which the order of the High Court of Justice in England and Wales sanctioning the Scheme is made or, if later, the date on which such order is expressed to take effect;

(c)	“Royal Dutch Shell” means Royal Dutch Shell plc, a company incorporated in England and Wales (company number 04366849) whose registered office is at Shell Centre, London SE1 7NA, UK and whose headquarters are at Carel van Bylandtlaan 30, 2596 HR The Hague, The Netherlands;

(d)	“Royal Dutch Shell “B” Shares” means the class B shares with a nominal value of €0.07 each in the capital of Royal Dutch Shell, which have the rights set out in the Articles of Association of Royal Dutch Shell and which are proposed to be offered to holders of Ordinary shares in the Company (and holders of bearer warrants) pursuant to the Scheme; and

(e)	“Scheme” means the scheme of arrangement dated 19 May 2005 under section 425 of the Companies Act 1985 between the Company and the Relevant Holders (as defined in the Scheme), in its original form or with or subject to any modification, addition or condition approved or imposed by the High Court of Justice of England and Wales.

(2)	Notwithstanding any other provision of these Articles, if the Company issues any Ordinary shares (other than to Royal Dutch Shell) on or after the Voting Record Time and prior to 6.00 p.m. on the day before the Order Date, such Ordinary shares shall be issued subject to the terms of the Scheme and the holder or holders of such Ordinary shares shall be bound by the Scheme accordingly.

(3)	Subject to and with effect from the Effective Date, if, following the Scheme Record Time, any Ordinary shares are issued to any person (a “New Member”) other than Royal Dutch Shell and/or its nominee(s) and/or any member of Royal Dutch Shell’s group, they will be allotted and issued on terms that they must be immediately transferred to Royal Dutch Shell and/or its nominee(s) in consideration for, and conditional on, the issue to the New Member of such number of Royal Dutch Shell “B” Shares as that member would have been entitled to had each Ordinary share transferred to Royal Dutch Shell and/or its nominee(s) hereunder been a Scheme Share, subject to paragraph (6) of this Article.

(4)	Subject to and with effect from the Effective Date, if, after the Order Date and at any time on or before the date falling six months after the Order Date, any Ordinary shares (including Ordinary shares issued on or after the Order Date) are transferred to any person (a “Transferee Member”) other than Royal Dutch Shell and/or its nominee(s) and/or any member of Royal Dutch Shell’s group, they will be transferred on terms that they must be immediately re-transferred to Royal Dutch Shell and/or its nominee(s) in consideration for, and conditional on, the issue to the Transferee Member of such number of Royal Dutch Shell “B” Shares as that Transferee Member would have been entitled to had each Ordinary share re-transferred to Royal Dutch Shell and/or its nominee(s) hereunder been a Scheme Share, subject to paragraph (6) of this Article.

(5)	The Royal Dutch Shell “B” Shares issued pursuant to paragraph (3) or (4) of this Article shall be credited as fully paid and shall rank equally in all respects with all other Royal Dutch Shell “B” Shares in issue at the time and be subject to the Memorandum and Articles of Association of Royal Dutch Shell.

(6)	The number of Royal Dutch Shell “B” Shares to be issued to a New Member or a Transferee Member under this Article 168 may be adjusted by the Directors in such manner as the auditors of the Company may determine to be appropriate on any reorganisation or material alteration (including, without limitation, any sub-division and/or consolidation) of the share capital of either the Company or Royal Dutch Shell carried out on or after the Effective Date.

(7)	No fraction of a Royal Dutch Shell “B” Share shall be allotted pursuant to this Article, but fractions of Royal Dutch Shell “B” Shares will be aggregated and sold in the market on behalf of the persons entitled thereto and the net proceeds of sale (after the deduction of all expenses and commissions in connection with such sale) shall be paid to such persons in accordance with their fractional entitlements.

(8)	To give effect to any such transfer required by this Article 168, the Company may appoint any person to execute and deliver as transferor a form or instructions of transfer on behalf of the New Member or the Transferee Member (as applicable) in favour of Royal Dutch Shell and/or its nominee(s) and to agree for and on behalf of the New Member or the Transferee Member (as applicable) to become a member of Royal Dutch Shell. Pending the registration of Royal Dutch Shell and/or its nominee(s) as the holder of any share to be transferred pursuant to this Article 168, Royal Dutch Shell and/or its nominee(s) shall be empowered to appoint a person nominated to act as attorney on behalf of the New Member or the Transferee Member (as applicable) in accordance with such directions as Royal Dutch Shell may give in relation to any dealings with or disposal of such shares (or any interest therein), exercising any rights attached thereto or receiving any distribution or other benefit accruing or payable in respect thereof and, if a person is so appointed to act as attorney, the New Member or the Transferee Member (as applicable) shall not be entitled to exercise any rights attaching thereto except:

(a)	to the extent that the person appointed to act as attorney fails to act in accordance with the instructions of Royal Dutch Shell; and

(b)	in accordance with the directions of Royal Dutch Shell.”.

Dated: 19 May 2005
By Order of the Board
Jyoti Munsiff Company Secretary
Registered Office:
The “Shell” Transport and Trading Company, p.l.c. Shell Centre London SE1 7NA
Registered in England and Wales No. 54485

Notes:

1.	Holders of Shell Transport Ordinary Shares, Shell Transport Bearer Warrants, Shell Transport First Preference Shares and Shell Transport Second Preference Shares (provided that in the case of Shell Transport Bearer Warrants, the holder of the Shell Transport Bearer Warrants has deposited them with Lloyds TSB Registrars, Corporate Actions, Princess House, Suffolk Lane, London EC4R 0AX at least three days before the time fixed for the Court Meeting (or any adjournment thereof)) are entitled to attend and vote on all resolutions at this meeting or any adjourned meeting and may appoint one or more proxies to attend and, on a poll, vote instead of them.

2.	A proxy need not be a member of the Company. However, if he or she is not a member, that proxy will not be entitled to speak at the meeting unless the Chairman allows him or her to speak.

3.	A blue Form of Proxy for use by the Shell Transport Ordinary Shareholders, a green Form of Proxy for use by holders of Shell Transport First Preference Shares, a cream Form of Proxy for use by holders of Shell Transport Second Preference Shares, a yellow stripe Voting Instruction Card for use by holders of Shell Transport ADRs, a peach Voting Instruction Card for use by investors in the Shell Transport PEP and/or Shell Transport ISA and/or a yellow Voting Instruction Card for use by participants in the Shell Transport Nominee Service are enclosed with this document (as relevant). Instructions for use are shown on the forms and Voting Instruction Cards.

4.	Lodging a Form of Proxy will not prevent a shareholder from attending and voting in person.

5.	To be valid, the relevant Form of Proxy or Voting Instruction Card must be completed and lodged with the Shell Transport Registrars, together with the power of attorney (if any) under which it is signed or a copy of such authority certified notarially, no later than the time specified on the Form of Proxy. Forms of Proxy returned by fax will not be accepted.

6.	Shell Transport Shareholders (other than holders of Shell Transport Bearer Warrants), participants in the Shell Transport Nominee Service and investors in the Shell Transport PEP and/or Shell Transport ISA may return their Forms of Proxy or Voting Instruction Cards (as appropriate) electronically by logging on to the website www.sharevote.co.uk and using the authentication reference number shown on the Form of Proxy or Voting Instruction Card. Full details of the procedures to be followed are given on that website. To be valid, electronic Forms of Proxy and Voting Instruction Cards must be received no later than the time set out on the website.

7.	If you submit your proxy electronically through CREST, to be valid the appropriate CREST message (regardless of whether it relates to the appointment of a proxy or to an amendment to the instruction given to a previously appointed proxy) must be transmitted so as to be received by the Shell Transport Registrars (under CREST participant ID 7RA01) by no later than 48 hours before the time of the meeting or (as the case may be) the adjourned meeting. The time of receipt will be taken to be the time from which the Shell Transport Registrars are able to retrieve the message in the manner prescribed by CREST.

8.	Only those Shell Transport Shareholders (other than holders of Shell Transport Bearer Warrants) who are registered in the register of members of the Company as at 6.00 p.m. on 26 June 2005 or, in the event that the meeting is adjourned, in the register of members at 6.00 p.m. on the day two days immediately preceding the date fixed for such adjourned meeting, will be entitled to vote, or appoint a proxy or proxies to vote on their behalf, at this meeting in respect of the number of shares registered in their names at that time. Changes to entries on the relevant register of members after 6.00 p.m. on 26 June 2005 or, in the event that this meeting is adjourned, in the register of members after 6.00 p.m. on the day two days prior to the date of any adjourned meeting, shall be disregarded in determining the rights of any person to attend or vote at the meeting.

9.	In the case of joint holders of shares, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) and, for this purpose, seniority will be determined by the order in which the names appear in the register of members of the Company in respect of the relevant joint holding.

Explanatory Note:

The resolutions seek approval for the cancellation and repayment of the Shell Transport Preference Shares, the Scheme and certain actions necessary in order to implement the Scheme. If passed, the resolutions will:

(i)	authorise the cancellation and repayment of the Shell Transport Preference Shares;

(ii)	authorise the Shell Transport Directors to take all action necessary to implement the Scheme;

(iii)	authorise the cancellation by Shell Transport of all its existing ordinary shares;

(iv)	upon the reduction of capital taking effect, authorise Shell Transport to restore its share capital to its former amount;

(v)	authorise the Shell Transport Directors to issue ordinary shares in Shell Transport to Royal Dutch Shell, thereby establishing Shell Transport as a wholly-owned subsidiary of Royal Dutch Shell (other than in respect of the Dividend Access Share);

(vi)	authorise the Shell Transport Directors to issue the Dividend Access Share to the Trustee; and

(vii)	amend the Shell Transport Articles to ensure that all Shell Transport Ordinary Shares issued after the Scheme Record Time are exchanged for “B” Shares and to make amendments relating to the Dividend Access Share and the Shell Transport Bearer Warrants.

These resolutions are special resolutions and will be passed if not less than 75 per cent. of the relevant votes cast are in favour of the resolutions.

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